                                                  Registration Nos.    /811-4001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

                          POST-EFFECTIVE AMENDMENT NO.                       [_]
                                     AND/OR
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 32                             [X]

                                  ------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (Exact Name of Registrant)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (Exact name of Depositor)

                   1 Madison Avenue, New York, New York 10010
        (Address of depositor's principal executive offices) (zip code)

                                 (212) 578-5364
              (Depositor's telephone number, including area code)

                                  ------------

                              Gary A. Beller, Esq.
              Senior Executive Vice-President and General Counsel
                      Metropolitan Life Insurance Company
                                1 Madison Avenue
                            New York, New York 10010
                    (Name and address of agent for service)

                                  ------------

                                   Copies to:

                             Diane E. Ambler, Esq.
                              Mayer, Brown & Platt
                         1909 K Street N.W., Suite 1200
                             Washington, D.C. 20006

                                  ------------

  Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities. Registrant's Rule 24f-2 Notice for the year ended December 31, 1999 was filed with the Commission on March 30, 2000.

  Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

 Form N-4
 Item No.                                        Prospectus Heading
 --------                                        ------------------
  1.      Cover Page................  Cover Page

  2.      Definitions...............  Important Terms You Should Know

  3.      Synopsis..................  Table of Expenses

  4.      Condensed Financial         General Information--Performance;
           Information..............   General Information--Financial
                                       Statements

  5.      General Description of      MetLife; Metropolitan Life Separate
           Registrant, Depositor,      Account E; Your Investment Choices;
           and Portfolio Companies..   General Information--Voting Rights

  6.      Deductions and Expenses...  Table of Expenses; Deferred Annuities--
                                       Charges; Deferred Annuities--Withdrawal
                                       Charges; Deferred Annuities--Premium
                                       Taxes; Income Options--Charges; General
                                       Information--Who Sells the Deferred
                                       Annuities; Appendix--Premium Tax Table

  7.      General Description of      Variable Annuities; Deferred Annuities--
           Variable Annuity            Purchase Payments (Allocation of
           Contracts................   Purchase Payments and Limits on
                                       Purchase Payments); Deferred
                                       Annuities--Transfer Privilege; General
                                       Information--Administration (Purchase
                                       Payments/Confirming
                                       Transactions/Transactions by
                                       Telephone/Processing Certain
                                       Transactions/Changes to Your Deferred
                                       Annuity/When We Can Cancel Your
                                       Deferred Annuity)

  8.      Annuity Period............  Important Terms You Should Know;
                                       Deferred Annuities--Pay-out Options (or
                                       Income Options); Income Payment
                                       Type/The Value of Your Income Payments

  9.      Death Benefit.............  Deferred Annuities--Base Death Benefit;
                                       Optional Benefits

 10.      Purchases and Annuity       MetLife; Metropolitan Life Separate
           Values...................   Account E; Deferred Annuities--Purchase
                                       Payments (Allocation of Purchase
                                       Payments and Limits on Purchase
                                       Payments); The Value of Your
                                       Investment; Income Options; Allocation;
                                       The Value of Your Income Payments;
                                       General Information--Administration
                                       (Purchase Payments)

 11.      Redemptions...............  Deferred Annuities--Access to Your Money
                                       (Systematic Withdrawal Program for
                                       Deferred Annuities and Minimum
                                       Distribution); Deferred Annuities--
                                       WIthdrawal Charges (When No Withdrawal
                                       Charge Applies); General Information--
                                       When We Can Cancel Your Deferred
                                       Annuity

 12.      Taxes.....................  Income Taxes

 13.      Legal Proceedings.........  Not Applicable

 14.      Table of Contents of the    Table of Contents of the Statement of
           Statement of Additional     Additional Information
           Information..............

 15.      Cover Page................  Cover Page

 16.      Table of Contents.........  Table of Contents

 Form N-4
 Item No.                                           Prospectus Heading
 --------                                           ------------------
 17.      General Information and        Not Applicable
           History.....................

 18.      Services.....................  Independent Auditors; Services;
                                          Distribution of Certificates and
                                          Interests in the Deferred Annuities

 19.      Purchase of Securities Being   Not Applicable
           Offered.....................

 20.      Underwriters.................  Distribution of Certificates and
                                          Interests in the Deferred Annuities;
                                          Early Withdrawal Charge

 21.      Calculation of Performance     Performance Data
           Data........................

 22.      Annuity Payments.............  Variable Income Payments

 23.      Financial Statements.........  Financial Statements of the Separate
                                          Account; Financial Statements of
                                          MetLife

MetLife Variable Annuity Contracts
Issued by Metropolitan Life Insurance Company

This Prospectus describes individual MetLife contracts for deferred variable annuities ("Deferred Annuities").

--------------------------------------------------------------------------------















You decide how to allocate your money among the various available investment choices. The investment choices available to you are listed in the contract for your Deferred Annuity. Your choices may include the Fixed Account (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund") and series of the New England Zenith Fund ("Zenith Fund"). For convenience, both the portfolios and the series are referred to as Portfolios in this Prospectus.

  Lehman Brothers(R)
   Aggregate Bond
   Index               Janus Mid Cap
  State Street
   Research Income     State Street Research Aggressive Growth
  State Street
   Research
   Diversified         Loomis Sayles High Yield Bond
  MetLife Stock Index  Russell 2000(R) Index
  Harris Oakmark
   Large Cap Value     T. Rowe Price Small Cap Growth
  T. Rowe Price Large
   Cap Growth          Loomis Sayles Small Cap
  State Street
   Research Growth     State Street Research Aurora Small Cap Value
  Davis Venture Value  Scudder Global Equity
  Putnam Large Cap
   Growth              Morgan Stanley EAFE(R) Index
  MetLife Mid Cap
   Stock Index         Putnam International Stock
  Neuberger Berman
   Partners Mid Cap
   Value

How to learn more:

Before investing, read this Prospectus. The Prospectus contains information about the Deferred Annuities and Metropolitan Life Separate Account E which you should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information
("SAI"), dated      . The SAI is considered part of this Prospectus as though
it were included in the Prospectus. The Table of Contents of the SAI appears on
page     of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:

Metropolitan Life Insurance Company
Investment and Income Center, 4th Floor
485E US Highway 1 South
Iselin, NJ 08830
Attention: Brian Mack
Phone: (800) 553-4459
[GRAPHIC]

The Securities and Exchange Commission has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

This Prospectus is not valid unless attached to the current Metropolitan Fund and Zenith Fund Prospectuses which are attached to the back of this Prospectus. You should also read these prospectuses carefully before purchasing a Deferred Annuity.

 Deferred
 Annuities
 Available:

 . Non-Qualified

 . Traditional IRA

 . Roth IRA

 Classes Available
 for each
 Deferred Annuity.

 . Standard

 . Bonus

 . C

 . L

A word about investment risk:

An investment in any of these variable annuities involves investment risk. You could lose money you invest. Money invested is NOT:

 . a bank deposit or obligation;

 . federally insured or guaranteed; or

 . endorsed by any bank or other financial institution other than MetLife.

TABLE OF CONTENTS

Important Terms You Should Know............................................    4
Table of Expenses..........................................................    6
MetLife....................................................................   16
Metropolitan Life Separate Account E.......................................   16
Variable Annuities.........................................................   17
  The Deferred Annuity.....................................................   17
  The Classes of the Deferred Annuity......................................   18
Your Investment Choices....................................................   20
Deferred Annuities.........................................................   22
  Automated Investment Strategies and Enhanced Dollar Cost Averaging
   Program.................................................................   22
  Purchase Payments........................................................   24
  Allocation of Purchase Payments..........................................   25
  Automated Purchase Payments..............................................   25
  Limits on Purchase Payments..............................................   25
  The Value of Your Investment.............................................   25
  Transfer Privilege.......................................................   26
  Access to Your Money.....................................................   27
  Systematic Withdrawal Program............................................   27
  Minimum Distribution.....................................................   28
  Charges..................................................................   28
  Separate Account Charge..................................................   29
  Investment-Related Charge................................................   29
  Annual Contract Fee......................................................   29
  Optional Guaranteed Minimum Income Benefit...............................
  Premium and Other Taxes..................................................   29
  Withdrawal Charges.......................................................   30
  When No Withdrawal Charge Applies........................................   31
  Free Look................................................................   32
  Death Benefit--Generally
  Base Death Benefit.......................................................   32
  Optional Benefits........................................................   34
  Annual Step-Up Death Benefit.............................................   35
  Greater of Annual Step-Up or 5% Annual Increase Death Benefit............   36
  Earnings Preservation Benefit............................................   38
  Guaranteed Minimum Income Benefit........................................   40
  Pay-out Options (or Income Options)......................................   41
  Income Payment Types.....................................................   42
  Allocation...............................................................   43

  Minimum Size of Your Income Payment......................................   43
  The Value of Your Income Payments........................................   44
  Transfer Privilege.......................................................   45
  Charges..................................................................   46
General Information........................................................   46
  Administration...........................................................   46
  Purchase Payments........................................................   46
  Confirming Transactions..................................................   46
  Processing Transactions..................................................   47
   By Telephone or Internet................................................   47
   After Your Death........................................................   48
   Third Party Requests....................................................   48
   Valuation--Suspension of Payments.......................................   48
  Performance..............................................................   49
  Changes to Your Deferred Annuity.........................................   50
  Voting Rights............................................................   50
  Who Sells the Deferred Annuities.........................................   51
  Financial Statements.....................................................   51
  When We Can Cancel Your Deferred Annuity.................................   51

Income Taxes...............................................................   52

Table of Contents for the Statement of Additional Information..............   62

Appendix for Premium Tax Table.............................................   63

MetLife does not intend to offer the Deferred Annuities anywhere they may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Deferred Annuities other than the information in this Prospectus, the attached prospectuses, supplements to the prospectuses or any supplemental sales material we authorize.
                                                                       [GRAPHIC]

Important Terms You Should Know
[GRAPHIC]

Account Balance

When you purchase a Deferred Annuity, an account is set up for you the day we receive all properly completed documents. Your Account Balance is the total amount of money credited to you under your Deferred Annuity including money in the investment divisions of the Separate Account and the Fixed Account.

Accumulation Unit Value

With a Deferred Annuity, money paid-in or transferred into an investment division of the Separate Account is credited to you in the form of accumulation units. Accumulation units are established for each investment division. We determine the value of these accumulation units each day the New York Stock Exchange is open for regular trading. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Administrative Office

Your Administrative Office is the MetLife office that will generally handle the processing of all your requests concerning your Deferred Annuity. Your Contract will indicate the address of your Administrative Office. We will notify you if there is a change in the address of your Administrative Office.

Annuitant

The natural person whose life is the measure for determining the duration and the dollar amount of income payments. The Contract also permits the naming of contingent annuitants; contingent annuitants lives are the measure for determining the duration and the dollar amount of income payments after the annuitant has died.

Annuity Unit Value

With a variable pay-out option, the money paid-in or transferred into an investment division of the Separate Account is held in the form of annuity units. Annuity units are established for each investment division. We determine the value of these annuity units each day the New York Stock Exchange is open for regular trading. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Assumed Investment Return (AIR)

Under a variable pay-out option, the AIR is a percentage rate of return assumed to determine the amount of the first variable income payment. The AIR is also the benchmark that is used to calculate the investment performance of a given investment division to determine all subsequent payments to you.

Beneficiary

The person who receives continuing payments/or a lump sum payment if the owner dies.

Contract

A contract is the legal agreement between you and MetLife. This document contains relevant provisions of your Deferred Annuity. MetLife issues Contracts for each of the annuities described in this Prospectus.

Contract Anniversary

An anniversary of the date we issue the Deferred Annuity.

Contract Year

The Contract Year for a Deferred Annuity is the one year period starting on the date we issue the Contract and each Contract Anniversary thereafter.

Investment Division

Investment divisions are subdivisions of the Separate Account. When you allocate or transfer money to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund or Zenith Fund.

MetLife

Metropolitan Life Insurance Company is the company that issues the Deferred Annuities. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

Owner

The person or entity which has all rights including the right to direct who receives income payments.

Separate Account

A separate account is an investment account. All assets contributed to investment divisions under the Deferred Annuities are pooled in the Separate Account and maintained for the benefit of investors in Deferred Annuities.

Variable Annuity

An annuity in which returns/income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk for any amounts allocated to the investment divisions in a variable annuity.

Withdrawal Charge

The withdrawal charge is the amount we deduct from your Account Balance, if you withdraw money prematurely from a Deferred Annuity. This charge is often referred to as a deferred sales load or back-end sales load.

You

In this Prospectus "you" is the owner of the Deferred Annuity.

  TABLE OF EXPENSES--METLIFE DEFERRED ANNUITIES

   The following table shows Separate Account, Metropolitan Fund and Zenith Fund charges and expenses. The numbers in the table for the Separate Account, the Zenith Fund and for all Portfolios of the Metropolitan Fund are based on past experience. The numbers in the table are subject to change. The table is not intended to show your actual total combined expenses of the Separate Account, Metropolitan Fund and Zenith Fund which may be higher or lower. It does not show fees for the Fixed Account or premium taxes which may apply. We have provided examples to show you the impact of Separate Account, Metropolitan Fund and Zenith Fund charges and expenses on a hypothetical investment of $1,000 that has an assumed 5% annual return on the investment, the Greater of Annual Step-Up or 5% Annual Increase Death Benefit and the Guaranteed Minimum Income Benefit. Examples do not reflect the Earnings Preservation Benefit.

--------------------------------------------------------------------------------

 Separate Account, Metropolitan Fund and Zenith Fund expenses for the fiscal year ending December 31, 2000:

 Contract Owner Transaction Expenses For All Investment Divisions Currently Offered

   Sales Charge Imposed on Purchase Payments............................... None
   Withdrawal Charge (as a percentage of each purchase payment) (1) .......

                                          STANDARD
   IF WITHDRAWN DURING YEAR                CLASS   BONUS CLASS C CLASS L CLASS
   ------------------------               -------- ----------- ------- -------
   1.....................................     7%         9%       None     7%
   2.....................................     6%         8%                6%
   3.....................................     6%         8%                6%
   4.....................................     5%         7%                0%
   5.....................................     4%         6%                0%
   6.....................................     3%         5%                0%
   7.....................................     2%         4%                0%

   Thereafter............................     0%         0%                0%
   Transfer Fee (2) ................................................... None

   Surrender Fee ...................................................... None

 Separate Account Annual Expenses
                         (as a percentage of average daily net assets in the investment divisions)
   Separate Account Charge (3)* ............................................

                                        STANDARD
                                         CLASS   BONUS CLASS** C CLASS L CLASS
                                        -------- ------------- ------- -------
   Base Death Benefit.............        1.25%      1.85%      1.65%   1.45%
   Annual Step-Up Death Benefit... Base  + .10%      +.10%      +.10%   +.10%
   Greater of Annual Step-Up or
    5%............................ Base  + .25%      +.25%      +.25%   +.25%
    Annual Increase Death
    Benefit.......................
   Optional Earnings Preservation
    Benefit.......................         .25%       .25%       .25%     .25%

* We reserve the right to impose an increased Separate Account charge on investment divisions that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of the average daily net assets in any such investment divisions.
** The Separate Account charge for the Bonus Class will be reduced by 0.60%
   after seven years.
 Other Contract Fees

   Annual Contract Fee (4) ................................................ $30
   Guaranteed Minimum Income Benefit (5) .................................. .35%

 Metropolitan Fund Annual Expenses (as a percentage of average net assets)

                               A          B            A+B=C                         C-D=E
                            MANAGE- OTHER EXPENSES TOTAL EXPENSES                TOTAL EXPENSES
                             MENT       BEFORE         BEFORE           D            AFTER
                             FEES   REIMBURSEMENT  REIMBURSEMENT   REIMBURSEMENT REIMBURSEMENT
-----------------------------------------------------------------------------------------------
  Lehman Brothers(R)
   Aggregate Bond Index
   Portfolio..............
  State Street Research
   Income Portfolio
   (6)(7).................
  State Street Research
   Diversified Portfolio
   (6)(7)(8)..............
  MetLife Stock Index
   Portfolio (6)..........
  Harris Oakmark Large Cap
   Value Portfolio
   (7)(8)(9)..............
  T. Rowe Price Large Cap
   Growth Portfolio
   (7)(8)(9)..............
  State Street Research
   Growth Portfolio
   (6)(7)(8)..............
  Putnam Large Cap Growth
   Portfolio (7)(12)......
  MetLife Mid Cap Stock
   Index Portfolio (12)...
  Neuberger Berman
   Partners Mid Cap Value
   Portfolio (7)(8)(9)....
  Janus Mid Cap Portfolio
   (7)....................
  State Street Research
   Aggressive Growth
   Portfolio (6)(7)(8)....
  Loomis Sayles High Yield
   Bond Portfolio.........
  Russell 2000(R) Index
   Portfolio (10).........
  T. Rowe Price Small Cap
   Growth Portfolio
   (7)(8).................
  State Street Research
   Aurora Small Cap Value
   Portfolio (7)(12)......
  Scudder Global Equity
   Portfolio (7)..........
  Morgan Stanley EAFE(R)
   Index Portfolio (11)...
  Putnam International
   Stock Portfolio
   (6)(7).................

  Zenith Fund Annual Expenses
  (as a percentage of                                 A+B=C
  average net assets)         A          B            TOTAL                        C-D=E
                           MANAGE- OTHER EXPENSES   EXPENSES                   TOTAL EXPENSES
                            MENT       BEFORE        BEFORE           D            AFTER
                            FEES   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT
---------------------------------------------------------------------------------------------
  Davis Venture Value
   Series (13)............
  Loomis Sayles Small Cap
   Series (13)(14)........

  Examples
  Example 1. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (15):
  .  you select the Standard Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Greater of Annual Step-Up or 5% Annual Increase Death
     Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you fully surrender your Contract, with applicable withdrawal charges deducted.
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

  Example 2. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (16):
  .   you select the Standard Class;
  .   the underlying Portfolio earns a 5% annual return;
  .   you select the Greater of Annual Step-Up or 5% Annual Increase Death
      Benefit;
  .   you select the Guaranteed Minimum Income Benefit; and
  .   you do not surrender your Contract or elect to annuitize (elect a pay-out option) (no withdrawal charges would be deducted).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

  Example 3. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (15):
  .  you select the Bonus Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Greater of Annual Step-Up or 5% Annual Increase Death
     Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you fully surrender your Contract, with applicable withdrawal charges deducted.
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

 Example 4. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (16):
 . you select the Bonus Class;
 . the underlying Portfolio earns a 5% annual return;
 . you select the Greater of Annual Step-Up or 5% Annual Increase Death
   Benefit;
 . you select the Guaranteed Minimum Income Benefit; and
 . you do not surrender your Contract or elect to annuitize (elect a pay-out option) (no withdrawal charges would be deducted).

                                                         1     3     5    10
                                                        YEAR YEARS YEARS YEARS
------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division.....
  State Street Research Income Division................
  State Street Research Diversified Division...........
  MetLife Stock Index Division.........................
  Harris Oakmark Large Cap Value Division..............
  T. Rowe Price Large Cap Growth Division..............
  State Street Research Growth Division................
  Davis Venture Value Division.........................
  Putnam Large Cap Growth Division.....................
  MetLife Mid Cap Stock Index Division.................
  Neuberger Berman Partners Mid Cap Value Division.....
  Janus Mid Cap Division...............................
  State Street Research Aggressive Growth Division ....
  Loomis Sayles High Yield Bond Division...............
  Russell 2000(R) Index Division.......................
  T. Rowe Price Small Cap Growth Division..............
  Loomis Sayles Small Cap Division.....................
  State Street Research Aurora Small Cap Value
   Division............................................
  Scudder Global Equity Division.......................
  Morgan Stanley EAFE(R) Index Division................
  Putnam International Stock Division..................

  Example 5. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (15):
  .  you select the C Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Greater of Annual Step-Up or 5% Annual Increase Death
     Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you surrender your Contract, do not surrender your Contract, elect to annuitize, or do not elect to annuitize (no withdrawal charges apply to the C Class).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

  Example 6. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (15):
  .  you select the L Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Greater of Annual Step-Up or 5% Annual Increase Death
     Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you fully surrender your Contract with applicable withdrawal charges deducted.
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

  Example 7. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming (16):
  .  you select the L Class;
  .  the underlying Portfolio earns a 5% annual return;
  .  you select the Greater of Annual Step-Up or 5% Annual Increase Death
     Benefit;
  .  you select the Guaranteed Minimum Income Benefit; and
  .  you do not surrender your Contract or elect to annuitize (elect a pay-out option) (no withdrawal charges would be deducted).
                                                          1     3     5    10
                                                         YEAR YEARS YEARS YEARS
-------------------------------------------------------------------------------
  Lehman Brothers(R) Aggregate Bond Index Division......
  State Street Research Income Division.................
  State Street Research Diversified Division............
  MetLife Stock Index Division..........................
  Harris Oakmark Large Cap Value Division...............
  T. Rowe Price Large Cap Growth Division...............
  State Street Research Growth Division.................
  Davis Venture Value Division..........................
  Putnam Large Cap Growth Division......................
  MetLife Mid Cap Stock Index Division..................
  Neuberger Berman Partners Mid Cap Value Division......
  Janus Mid Cap Division................................
  State Street Research Aggressive Growth Division .....
  Loomis Sayles High Yield Bond Division................
  Russell 2000(R) Index Division........................
  T. Rowe Price Small Cap Growth Division...............
  Loomis Sayles Small Cap Division......................
  State Street Research Aurora Small Cap Value
   Division.............................................
  Scudder Global Equity Division........................
  Morgan Stanley EAFE(R) Index Division.................
  Putnam International Stock Division...................

  TABLE OF EXPENSES


 /1/There are times when the withdrawal charge does not apply to amounts that are withdrawn from a Deferred Annuity. You may always withdraw earnings without a withdrawal charge. After the first
    Contract Year, you may also withdraw up to 10% of your total purchase payments without a withdrawal charge.

 /2/We reserve the right to limit transfers as described later in this Prospectus.

 /3/You pay the Separate Account charge with the base death benefit for your Class of the Deferred
    Annuity once you are in the pay-out phase of your Contract.

 /4/This fee is waived if the Account Balance is $50,000 or more or if you convert your Account
    Balance to an income option and your Account
    Balance prior to the conversion is $50,000 or more.

 /5/The charge for the Guaranteed Minimum Income
    Benefit is a percentage of your "income base" and is deducted at the end of each Contract Year by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and cancelling accumulation units from your Separate Account Balance. You do not pay this charge once you convert your Account
    Balance to an income stream.

 /6/Prior to May 16, 1993, we paid all expenses of the Metropolitan Fund (other than management fees, brokerage commissions, taxes, interest and extraordinary or nonrecurring expenses) (hereafter
    "Expenses"). The effect of such reimbursements is that performance results for the period until May
    16, 1993 are increased.

 /7/Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Metropolitan Fund.

 /8/The Metropolitan Fund directed certain portfolio trades to brokers who paid a portion of the Fund's expenses. In addition, the Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of each participating Portfolio's custodian fees. These reductions are not included in "Reimbursement".

 /9/These Portfolios began operating on November 9,
    1998. We paid all Expenses in excess of .20% of the average net assets for each of these Portfolios until November 9, 2000. The expense information for those Portfolios reflects current expenses without reimbursement. The effect of reimbursements is that performance results are increased during the period of the reimbursement.

 /10/MetLife ceased subsidizing Expenses in excess of .20% of the average net assets of the Russell
     2000(R) Index Portfolio on December 3, 1999.
     MetLife paid all Expenses in excess of .30% of the average net assets for the Russell 2000(R)
     Index Portfolio until May 1, 2001. All expense information for this Portfolio reflects current expenses without reimbursement. The effect of reimbursements is that performance results are increased during the period of the reimbursement.

 /11/MetLife paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley
     EAFE(R) Index Portfolio until November 9, 2000.
     MetLife continued to pay all Expenses in excess of .40% of the Portfolio's average net assets until May 1, 2001. All expense information for this Portfolio reflects current expenses without reimbursement. The effect of reimbursements is that performance results are increased during the period of the reimbursement.

 /12/MetLife Mid Cap Stock Index and State Street
     Research Aurora Small Cap Value Portfolios began operating on July 5, 2000. Putnam Large Cap
     Growth Portfolio began operating on May 1, 2000 and became available under the Deferred Annuities on July 5, 2000. We will pay all Expenses in excess of .20% of the average net assets for each of these Portfolios until each Portfolio's total assets reach $100 million, or until, but not including, July 1, 2002, whichever comes first.
     The "Other Expenses Before Reimbursement" information for these Portfolios assumes no reduction of expenses of any kind.
     "Reimbursement" for these Portfolios reflects our estimate of the reimbursements for the current year. The effect of such reimbursements is that performance results are increased during the period of the reimbursement.

 /13/New England Investment Management, Inc. ("NEIM") pays us for providing administrative services.
     You do not bear these fees. NEIM absorbs the fees payable to MetLife.

 /14/NEIM pays all expenses other than brokerage costs, interest, taxes or other extraordinary expenses, in excess of 1.00% of the average net assets for this Portfolio. The Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break-point" dollar amounts at which the management fee declines are more fully explained in the prospectus and Statement of Additional Information for the Zenith Fund.

 /15/These examples assume no reimbursement of Expenses were in effect. Therefore, these numbers reflect the highest amount you would pay on a $1,000 investment in each investment division based on 2000 asset levels.

 /16/This example assumes no withdrawal charges are applicable. In order to make this assumption for a pay-out option under your Deferred Annuity, we also assumed that you selected an income payment type under which you will receive payments over your lifetime.

[GRAPHIC]
MetLife

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, we are a leading provider of insurance and financial services to a broad spectrum of individual and group customers. MetLife, through its subsidiaries and affiliates, serves approximately 9 million households in the United States and corporations and institutions with 33 million employees and members. It also has international insurance operations in 12 countries.

Metropolitan Life

Separate Account E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie the MetLife Variable Annuity Contracts and some other variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Deferred Annuities even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

[GRAPHIC]



Variable Annuities

A Deferred Annuity consists of two phases: the accumulation or "pay-in" phase and the income or "pay-out" phase.

This Prospectus describes a type of variable annuity, a Deferred Annuity. These annuities are "variable" because the value of your account or income payment varies based on the investment performance of the investment divisions you choose. In short, the value of your Deferred Annuity and your income payments under a variable pay-out option of your Deferred Annuity may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the investment divisions you select. The Accumulation Unit Value or Annuity Unit Value for each investment division rises or falls based on the investment performance (or "experience") of the Portfolio with the same name.

The Deferred Annuities have a fixed interest rate option called the "Fixed Account." With the Fixed Account, your money earns a rate of interest that we guarantee. The variable pay-out options under the Deferred Annuities have a fixed payment option called the "Fixed Income Option." Under the Fixed Income Option, we guarantee the amount of your fixed income payments. These fixed options are not described in this Prospectus although we occasionally refer to them.

The Deferred Annuity

You accumulate money in your account during the pay-in phase by making one or more purchase payments. MetLife will hold your money and credit investment returns as long as the money remains in your account.

All IRA's receive tax deferral under the Internal Revenue Code. There are no additional tax benefits from funding an IRA with a Deferred Annuity. Therefore, there should be reasons other than tax deferral for acquiring the Deferred Annuity such as the availability of a guaranteed income for life or the death benefit.

The pay-out phase begins when you either take all of your money out of the account or elect to have us pay you "income" payments using the money in your account. The number and the amount of the income payments you receive will depend on such things as the type of pay-out option you choose, your investment choices, and the amount used to provide your income payments. Because Deferred Annuities offer the insurance benefit of income payment options, including our guarantee of income for your lifetime, they are "annuities."

The Deferred Annuity is offered in several variations, which we call "classes". Each class offers you the ability to choose certain features common to all of the Deferred Annuities (except the Enhanced Dollar Cost Averaging Program). Each has its own Separate Account charge and applicable withdrawal charge (except C Class which has no withdrawal charges). The Deferred Annuity also offers you the opportunity to choose optional benefits, each for a charge in addition to the Separate Account charge with the base death benefit for that class. If you purchase any of the optional death benefits, you receive the optional benefit in place of the base death benefit. In deciding what class of the Deferred Annuity to purchase, you should consider the amount of Separate Account and withdrawal charges you are willing to bear relative to your needs. Unless you tell us otherwise, we will assume that you are purchasing the Standard Class Deferred Annuity with the base death benefit and no optional benefits. These optional benefits are:

[_] an Annual Step-Up Death Benefit;

[_] the Greater of Annual Step-Up or 5% Annual Increase Death Benefit;

[_] Earnings Preservation Benefit; and

[_] a Guaranteed Minimum Income Benefit.

Each of these optional benefits is described in more detail later in this Prospectus.

Classes of the Deferred Annuity

Standard Class

The Standard Class has a 1.25% annual Separate Account charge and a declining seven year withdrawal charge. If you choose either of the optional death benefits, the Separate Account charge could range from 1.35% to 1.50%.

The Bonus Class

You may purchase a Contract with purchase payment credits ("Bonus"). Under the Bonus Class Contract, we currently credit 4% to each of your purchase payments made during the first Contract Year. The Bonus will be applied pro-rata to the Fixed Account and the investment divisions of the Separate Account based upon your allocation for your purchase payments. The Bonus Class has a 1.85% annual Separate Account charge and a declining seven year withdrawal charge. The Separate Account charge declines to 1.25% after you have held the Contract for seven years. If you choose either of the optional death benefits, the Separate Account charge could range from 1.95% to 2.10%.

Investment returns may be lower than those for the Standard Class for a period of time, even with the addition of the Bonus. The amount of time it will take to "break-even" will depend on investment performance. In general, higher investment returns will lengthen the time to "break-even" and lower investment returns will shorten the time to "break-even". Additional purchase payments after the first Contract Year will add to the time period it will take to "break-even".

The decision to elect the Bonus Class is irrevocable. We may make a profit from the additional Separate Account Charge. The Bonus Class Contract is best suited to those who intend to hold the Contract as a long term investment. The Enhanced Dollar Cost Averaging Program is not available with the Bonus Class.

Any Bonus does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". We then will refund either your purchase payments or Account Balance, depending upon your state law, in each case increased by any investment performance on amounts attributable to the

Bonus. If there have been any losses from the investment performance on the amounts attributable to the Bonus, we will bear that loss.

C Class

The C Class has a 1.65% annual Separate Account charge and no withdrawal charge. If you choose either of the optional death benefits, the Separate Account charge could range from 1.75% to 1.90%.

L Class

The L Class has a 1.45% annual Separate Account charge and a three year withdrawal charge. If you choose either of the optional death benefits, the Separate Account charge could range from 1.55% to 1.70%.

The investment divisions generally offer the opportunity for greater returns over the long term than our guaranteed fixed rate option.

The degree of investment risk you assume will depend on the investment divisions you choose. We have listed your choices in the approximate order of risk from the most conservative to the most aggressive.

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these investment divisions and Portfolios are not those mutual funds. The portfolios most likely will not have the same performance experience as any publicly available mutual fund.


Your Investment Choices

The Metropolitan Fund, the Zenith Fund and each of their Portfolios are more fully described in their respective prospectuses and SAIs. The Metropolitan Fund and Zenith Fund prospectuses are attached at the end of this Prospectus. You should read these prospectuses carefully before making purchase payments to the investment divisions. The SAIs are available upon your request.

Your investment choices are listed in the approximate risk relationship among the available Portfolios. You should understand that each Portfolio incurs its own risk which will be dependent upon the investment decisions made by the respective Portfolio's investment manager. Furthermore, the name of a Portfolio may not be indicative of all the investments held by the Portfolio. The list is intended to be a guide. Please consult the appropriate Fund prospectus for more information regarding the investment objectives and investment practices of each Portfolio. Since your Account Balance or income payments are subject to the risks associated with investing in stocks and bonds, your Account Balance or variable income payments based on amounts allocated to the investment divisions may go down as well as up.

                                   [GRAPHIC]

 Lehman Brothers(R) Aggregate Bond Index Portfolio
 State Street Research Income Portfolio
 State Street Research Diversified Portfolio
 MetLife Stock Index Portfolio
 Harris Oakmark Large Cap Value Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 State Street Research Growth Portfolio
 Davis Venture Value Portfolio
 Putnam Large Cap Growth Portfolio
 MetLife Mid Cap Stock Index Portfolio
 Neuberger Berman Partners Mid Cap Value Portfolio
 Janus Mid Cap Portfolio
 State Street Research Aggressive Growth Portfolio
 Loomis Sayles High Yield Bond Portfolio
 Russell 2000(R) Index Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Loomis Sayles Small Cap Portfolio
 State Street Research Aurora Small Cap Value Portfolio
 Scudder Global Equity Portfolio
 Morgan Stanley EAFE(R) Index Portfolio
 Putnam International Stock Portfolio

Some of the investment choices may not be available under the terms of your Deferred Annuity. Your contract will indicate the investment divisions that are available to you. Your investment choices may be limited because:

[_] Some of the investment divisions are not approved in your state.

[_] We have restricted the available investment divisions.

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of either the Metropolitan Fund or the Zenith Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Deferred Annuities. You pay no transaction expenses (i.e., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund and the Zenith Fund are available only by purchasing annuities and life insurance policies from MetLife or certain of its affiliated insurance companies and are never sold directly to the public.

The Metropolitan Fund and the Zenith Fund are "series" type funds registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the fund. Except for the Janus Mid Cap Portfolio, each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund pay us a monthly fee for our services as investment manager. The Zenith Fund pays New England Investment Management, Inc. ("NEIM") a monthly fee as its investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the applicable prospectus and SAI for the Metropolitan Fund or Zenith Fund.

In addition, the Metropolitan Fund and the Zenith Fund prospectuses each discuss other separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund or the Zenith Fund. The risks of these arrangements are also discussed in each Fund's prospectus.

These Deferred Annuities may be either issued to you as an individual or to a non-natural entity, such as a trust.

We created these investment strategies to help you manage your money. You decide if one is appropriate for you, based upon your risk tolerance and savings goals. Also, the strategies were designed to help you take advantage of the tax-deferred status of a Non-Qualified annuity.

Deferred Annuities

This Prospectus describes the following Deferred Annuities under which you can accumulate money:


  [_]  Non-Qualified

  [_] Traditional
      IRAs
      (Individual
      Retirement
      Annuities)

  [_] Roth IRAs
      (Roth
      Individual
      Retirement
      Annuities)
[GRAPHIC]

Automated Investment Strategies and Enhanced Dollar Cost Averaging Program

There are four automated investment strategies and an Enhanced Dollar Cost Averaging Program available to you. (The Enhanced Dollar Cost Averaging Program is not available in the Bonus Class). These are available to you without any additional charges. As with any investment program, none of them can guarantee a gain--you can lose money. We may modify or terminate any of the strategies at any time. You may have only one strategy in effect at a time. You may have the Enhanced Dollar Cost Averaging Program and Index SelectorSM and RebalancerSM in effect at the same time, but you may not have the Enhanced Dollar Cost Averaging Program in effect at the same time as the Equity GeneratorSM or the Allocator.SM

Enhanced Dollar Cost Averaging Program: Each month, for a period of your choice of six or twelve months, a portion of a specified dollar amount of a purchase payment that you have agreed to allocate to the Fixed Account will be transferred from the Fixed Account to any of the investment divisions you choose. While amounts in the program are in the Fixed Account, we may credit them with a higher rate than that declared for the Fixed Account in general. The transferred amount will be equal to the amount allocated to the program divided by the number of months in the program. The interest attributable to your Enhanced Dollar Cost Averaging Program amounts in the Fixed Account is transferred separately in either the seventh or thirteenth month, depending on the program chosen. Transfers from the Fixed Account to the Separate Account begin on any of our business days of the month we receive your payment, other than the 29th, 30th or 31st of the month. If purchase payments are received on those days, transfers begin on the first business day of the next month. Subsequent transfers will be made on the same day in succeeding months. Transfers are made on a first-in-first-out basis.

If a subsequent purchase payment is allocated to the program, that subsequent payment will receive the enhanced Fixed Account interest rate in effect on that date. The allocation of a subsequent purchase payment to the program increases the dollar amount transferred each month. We determine the increase in your monthly dollar amount by dividing your new allocation by the number of months in the original time period you chose. Your existing monthly transfer amount is then increased by this amount to determine the total new dollar amount to be transferred each month. Since transfers are made on a first-in-first-out basis, the time period for the transfer of a subsequent purchase payment and interest attributable to that purchase payment will be accelerated.

[GRAPHIC]

The Equity GeneratorSM: An amount equal to the interest earned in the Fixed Account is transferred monthly to any one investment division, based on your selection.

[GRAPHIC]

The RebalancerSM: You select a specific asset allocation for your entire Account Balance from among the investment divisions and the Fixed Account. Each quarter, we transfer amounts among these options to bring the percent- age of your Account Balance in each option back to your original allocation. In the future, we may permit you to allocate less than 100% of your Account Balance to this strategy other than when utilized with the Enhanced Dollar Cost Averaging Program.

[GRAPHIC]

The Index SelectorSM: You may select one of five asset allocation models which are designed to correlate to various risk tolerance levels. Based on the model you choose, your entire Account Balance is divided among the Lehman Brothers(R) Aggregate Bond Index, MetLife Stock Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index and MetLife Mid Cap Stock Index investment divisions and the Fixed Account. Each quarter, the percentage in each of these investment divisions and the Fixed Account is brought back to the original percentage by transferring amounts among the investment divisions and the Fixed Account.

In the future, we may permit you to allocate less than 100% of your Account Balance to this strategy other than when utilized with the Enhanced Dollar Cost Averaging Program. This strategy may experience more volatility than our other strategies. The models are subject to change from time to time. We provide the elements to formulate the models. We may rely on a third party for its expertise in creating appropriate allocations.

The AllocatorSM: Each month a dollar amount you choose is transferred from the Fixed Account to any of the investment divisions you choose. You select the day of the month and the number of months over which the transfers will occur. A minimum periodic transfer of $50 is required.

[GRAPHIC]

The Allocator, Equity Generator, and the Enhanced Dollar Cost Averaging Program are dollar cost averaging strategies. Dollar cost averaging involves investing at regular intervals of time. Since this involves continuously investing regardless of fluctuating prices, you should consider whether you can continue the strategy through periods of fluctuating prices.

The chart below summarizes the availability of the Enhanced Dollar Cost Averaging Program and the automated investment strategies:


                     Standard   Bonus      C           L
                       Class    Class    Class       Class
                    ----------- ----- ----------- -----------
  a. Enhanced
   Dollar Cost
   Averaging
   Program
   ("EDCAP")            Yes      No       Yes         Yes
-------------------------------------------------------------
  b. Choice of One
-------------------------------------------------------------
   1. Equity            Yes      Yes      Yes         Yes
    Generator        (but not          (but not    (but not
                    with EDCAP)       with EDCAP) with EDCAP)
-------------------------------------------------------------
   2. Rebalancer        Yes      Yes      Yes         Yes
-------------------------------------------------------------
   3. Index
    Selector            Yes      Yes      Yes         Yes
-------------------------------------------------------------
   4. Allocator         Yes      Yes      Yes         Yes
                     (but not          (but not    (but not
                    with EDCAP)       with EDCAP) with EDCAP)
-------------------------------------------------------------


Purchase Payments

You may make purchase payments to your Deferred Annuity whenever you choose, up to the date you begin receiving payments from a pay-out option. However, Federal tax rules may limit the amount and frequency of your purchase payments.

The Standard Class minimum initial purchase payment is $5,000 for the Non-Qualified Deferred Annuity and $2,000 for the Traditional IRA and Roth IRA Deferred Annuities. If you choose to purchase a Bonus Class Deferred Annuity, the minimum initial purchase payment is $10,000. The minimum initial purchase payment for the C Class and L Class is $25,000. The minimum initial purchase payment for automated purchase payments ("check-o-matic") is $500. You may continue to make purchase payments while you receive Systematic Withdrawal Program payments, as described later in this Prospectus, unless your purchase payments are made through check-o-matic. The minimum subsequent purchase payment for all Deferred Annuities is $500, except for automated purchase payments, where the minimum subsequent purchase payment is $50.

We will not issue the Deferred Annuity to you if you are age 90 or older.

The chart below summarizes the minimum initial and subsequent purchase payments for each Contract Class:


                                     Bonus     C       L
                    Standard Class   Class   Class   Class
                    --------------- ------- ------- -------
  Initial Purchase      $5,000      $10,000 $25,000 $25,000
   Payment             ($2,000;
                    Traditional IRA
                     and Roth IRA)
-----------------------------------------------------------
  Subsequent
   Purchase
   Payment               $500        $500    $500    $500
-----------------------------------------------------------
  Automated
   Purchase
   Payments
-----------------------------------------------------------
   Initial               $500        $500    $500    $500
-----------------------------------------------------------
   Subsequent             $50         $50     $50     $50
-----------------------------------------------------------

                                                                       [GRAPHIC]
[GRAPHIC]
Allocation of Purchase Payments

You decide how your money is allocated among the Fixed Account and the investment divisions. You can change your allocations for future purchase payments. We will make allocation changes when we receive your request for a change. You may also specify an effective date for the change as long as it is within 30 days after we receive the request.

Automated Purchase Payments

You may elect to have purchase payments made automatically. With "check-o-matic" your bank deducts money from your bank account and makes the purchase payment for you.

Limits on Purchase Payments

Your ability to make purchase payments may be limited by:

[_] Federal tax laws or regulatory requirements;

[_] Our right to limit the total of your purchase payments to $1,000,000; and

[_] Our right to restrict purchase payments to the Fixed Account if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate (currently, 3.00%); or (2) your Fixed Account Balance is equal to or exceeds our published maximum for Fixed Account investments (e.g., $1,000,000).

The Value of Your Investment

Accumulation Units are credited to you when you make purchase payments or transfers into an investment division. When you withdraw or transfer money from an investment division (as well as when we apply the Annual Contract Fee and the Guaranteed Minimum Income Benefit, if chosen as an optional benefit), accumulation units are liquidated. We determine the number of accumulation units by dividing the amount of your purchase payment, transfer or withdrawal by the Accumulation Unit Value on the date of the transaction.

This is how we calculate the Accumulation Unit Value for each investment division:

[_] First, we determine the change in investment performance (including any investment-related charge) for the underlying Portfolio from the previous trading day to the current trading day;

[_] Next, we subtract the daily equivalent of the Separate Account charge for each day since the last Accumulation Unit Value was calculated; and

[_] Finally, we multiply the previous Accumulation Unit Value by this result.

  Examples
  Calculating the Number of
  Accumulation Units

  Assume you make a purchase payment of
  $500 into one investment division and
  that investment division's
  Accumulation Unit Value is currently
  $10.00. You would be credited with 50
  accumulation units.

       $500 = 50 accumulation units
       ----
        10

  Calculating the Accumulation Unit
  Value

  Assume yesterday's Accumulation Unit
  Value was $10.00 and the number we
  calculate for today's investment
  experience (minus charges) for an
  underlying portfolio is 1.05. Today's
  Accumulation Unit Value is $10.50.
  The value of your $500 investment is
  then $525 ($500 x 1.05 = $525).

    $10.00 x 1.05 = $10.50 is the new
         Accumulation Unit Value

  However, assume that today's
  investment experience (minus charges)
  is .95 instead of 1.05. Today's
  Accumulation Unit Value is $9.50. The
  value of your $500 investment is then
  $475 ($500 x .95 = $475).

     $10.00 x .95 = $9.50 is the new
         Accumulation Unit Value




[GRAPHIC]


Transfer Privilege

You may transfer money within your contract. You will not incur current taxes on your earnings or any withdrawal charges as a result of transferring your money.

You may make tax-free transfers among investment divisions or between the investment divisions and the Fixed Account. For us to process a transfer, you must tell us:

[_] The percentage or dollar amount of the transfer;

[_] The investment divisions (or Fixed Account) from which you want the money to be transferred;

[_] The investment divisions (or Fixed Account) to which you want the money to be transferred; and

[_] Whether you intend to start, stop or modify an automated investment strategy by making the transfer.

We reserve the right to restrict transfers to the Fixed Account if (1) the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate (currently, 3.00%); or (2) your Fixed Account Balance is equal to or exceeds our published maximum for Fixed Account investments (e.g., $1,000,000).

Each Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

We reserve the right to (1) defer the transfer privilege at any time that we are unable to purchase or redeem shares in the Portfolios; (2) limit the number of transfers you may make; and (3) limit the dollar amount that may be

[GRAPHIC]
transferred at any one time. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

Ordinarily, your transfer request must be in good order and completed prior to 4:00 p.m. Eastern time on one of our business days if you want the transaction to take place on that day. All other transfer requests will be processed our next business day.

We may require you to:

[_] Use our forms;

[_] Maintain a minimum Account Balance (if the transfer is in connection with an automated investment strategy); or

[_] Transfer a minimum amount if the transfer is in connection with the Allocator.

Access To Your Money

Income taxes, tax penalties and withdrawal charges may apply to any withdrawal you make.

You may withdraw either all or part of your Account Balance from the Deferred Annuity. Other than those made through the Systematic Withdrawal Program, withdrawals must be at least $500. If any withdrawal would decrease your Account Balance below $2,000, we will consider this a request for a full withdrawal. To process your request, we need the following information:

[_] The percentage or dollar amount of the withdrawal; and

[_] The investment divisions (or Fixed Account) from which you want the money to be withdrawn.

Generally, if you request, we will make payments directly to other investments on a tax-free basis. You may only do so if all applicable tax and state regulatory requirements are met and we receive all information necessary for us to make the payment. We may require you to use our forms.

Systematic Withdrawal Program

Under this program and subject to approval in your state, you may choose to automatically withdraw a specific dollar amount or a percentage of your Account Balance each Contract Year. Unless we agree otherwise, this program will not begin within the first 60 days after the date we have issued you the Contract. This amount is then paid throughout the Contract Year, according to the time frame you select, e.g., monthly, quarterly, semi-annually or annually. Once the Systematic Withdrawal Program is initiated, the payments will automatically renew each Contract Year. Income taxes, tax penalties and withdrawal charges may apply to your withdrawals.

We will withdraw your systematic withdrawal program payments from the Fixed Account or investment divisions you select, either pro rata or in the proportions you request. Each payment must be at least $50.


If you do not provide us with your desired allocation, or there are insufficient amounts in the investment divisions or the Fixed Account that you selected, the payments will be taken out pro rata from the Fixed Account and any investment divisions in which you then have money.

                                                                       [GRAPHIC]


Selecting a Payment Date: Your payment date is the date we make the withdrawal. You may choose any calendar day for the payment date, other than the 29th, 30th or 31st of the month. When you select or change a payment date, we must receive your request at least 10 days prior to the selected payment date. If we do not receive your request in time, we will make the payment the following month after the date you selected. If you do not select a payment date, we will automatically begin systematic withdrawals within 30 days after we receive your request. Changes in the dollar amount, percentage, or timing of payments can be made at the beginning of any Contract Year or once during the Contract Year. However, we must receive your request at least 30 days in advance. If you make any of these changes, we will treat your contract as though you were starting a new Systematic Withdrawal Program.


If you would like to receive your systematic withdrawal payment on or about the first of the month, you should request that the payment date be the 20th day of the month.

Although we need your written authorization to begin this program, you may cancel this program at any time by telephone or by writing to us (or over the Internet, if we agree) at our Administrative Office.

Your Account Balance will be reduced by the amount of your systematic withdrawal payments and applicable withdrawal charges. Payments under this program are not the same as income payments you would receive from a Deferred Annuity pay- out option.

Systematic Withdrawal Program payments may be subject to a withdrawal charge unless an exception to this charge applies. We will determine separately the withdrawal charge and any relevant factors (such as applicable exceptions) for each Systematic Withdrawal Program payment as of the date it is withdrawn from your Deferred Annuity.

Minimum Distribution

In order for you to comply with certain tax law provisions, you may be required to take money out of your Deferred Annuity. Rather than receiving your minimum required distribution in one annual lump-sum payment, you may request that we pay it to you in installments throughout the calendar year. However, we may require that you maintain a certain Account Balance at the time you request these payments. You may not have a Systematic Withdrawal Program in effect if we pay your minimum required distribution in installments.


Charges

There are two types of charges you pay while you have money in an investment division:

[_] Separate Account charge, and

[_] Investment-related charge.

Separate Account Charge

The Separate Account charges you pay will not reduce the number of accumulation units credited to you. Instead, we deduct the charges each time we calculate the Accumulation Unit Value.

Each class of the Deferred Annuity has a different Separate Account charge. You will pay the Separate Account charge annually based on the average daily value of the amount you have in the Separate Account. This charge includes insurance-related charges that pays us for the risk that you may live longer than we estimated. Then, we could be obligated to pay you more in payments from a pay-out option than we anticipated. Also, we bear the risk that the guaranteed death benefit we would pay should you die during your "pay-in" phase is larger than your Account Balance. This charge also includes the risk that our expenses in administering the Deferred Annuities may be greater than we estimated. The Separate Account charge also pays us for our distribution costs.

The chart below summarizes the Separate Account charge* for each class of the Deferred Annuity with each death benefit prior to entering the pay-out phase of the Contract.

                            Separate Account Charges


                         Standard  Bonus
                          Class   Class** C Class L Class
                         -------- ------- ------- -------
  Base Death Benefit      1.25%    1.85%   1.65%   1.45%
---------------------------------------------------------
  Annual Step-Up Death
   Benefit                1.35%    1.95%   1.75%   1.55%
---------------------------------------------------------
  Annual Step-Up or 5%
   Annual Increase
   Death Benefit          1.50%    2.10%   1.90%   1.70%
---------------------------------------------------------
  Optional Earnings
   Preservation Benefit    .25%    .25%    .25%    .25%

* We reserve the right to impose an increased Separate Account charge on investment divisions that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such investment divisions.

** The Separate Account charge for the Bonus Class will be reduced by 0.60% after seven years.

MetLife guarantees that the Separate Account charge will not increase while you have a Deferred Annuity.

[GRAPHIC]

Investment-Related Charge

This charge has two components. The first pays the investment managers for managing money in the Portfolios. The second consists of Portfolio operating expenses. The percentage you pay depends on which investment divisions you select. Amounts for each investment division for the previous year are listed in the Table of Expenses.

Annual Contract Fee

There is a $30 Annual Contract Fee. It is deducted on a pro-rata basis from the investment divisions on the Contract Anniversary. This fee is waived if your Account Balance is $50,000 or more. This charge pays us for our miscellaneous administrative costs. These costs which we incur include financial, actuarial, accounting, and legal expenses.

Optional Guaranteed Minimum Income Benefit

The Guaranteed Minimum Income Benefit is available for an additional charge of 0.35% of the guaranteed minimum income base, deducted at the end of each Contract Year by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and cancelling accumulation units from your Separate Account Balance.

Premium and Other Taxes

Some jurisdictions tax what are called "annuity considerations." These may apply to purchase payments, Account Balances and death benefits. In most jurisdictions, we currently do not deduct any money from purchase payments, Account Balances or death benefits to pay these taxes. Generally, our practice is to deduct money to pay premium taxes (also known as "annuity" taxes) only when you exercise a pay-out option. In certain jurisdictions, we may also deduct money to pay premium taxes on lump sum withdrawals or when you exercise a pay-out option. We may deduct an amount to pay premium taxes some time in the future since the laws and the interpretation of the laws relating to annuities are subject to change.

Premium taxes, if applicable, currently range from .5% to 5.0% depending on the Deferred Annuity you purchase and your home state or jurisdiction. A chart in the Appendix shows the jurisdictions where premium taxes are charged and the amount of these taxes.

We also reserve the right to deduct from purchase payments or Account Balances any taxes (including but not limited to premium taxes) paid by us to any government entity relating to the Contracts. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

Withdrawal Charges

You will not pay an withdrawal charge on any purchase payments made more than 7 years ago for the Standard and Bonus Class Contracts and 3 years ago for the L Class Contract.

A withdrawal charge may apply if you withdraw purchase payments that were credited to your Deferred Annuity. There are no withdrawal charges for the C Class Deferred Annuity. To determine the withdrawal charge for the Deferred Annuities, we treat your Fixed Account and Separate Account as if they were a single account and ignore both your actual allocations and the Fixed Account or investment division from which the withdrawal is actually coming. To do this, we first assume that your withdrawal is from earnings, then from amounts (other than earnings) that can be withdrawn without a withdrawal charge and then from purchase payments, each on a "first-in-first-out" (oldest money first) basis. Once we have determined the amount of the withdrawal charge, we will then withdraw it from the Fixed Account and the investment divisions in the same proportion as the withdrawal is being made.

For a full withdrawal, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest.

For partial withdrawals, we multiply the amount to which the withdrawal charge applies by the percentage shown, keep the result as a withdrawal charge and pay you the rest. We will treat your request as a request for a full withdrawal if your Account Balance is not sufficient to pay both the requested withdrawal and the withdrawal charge, or the withdrawal leaves an Account Balance that is less than the minimum required.

                                   [GRAPHIC]
The withdrawal charge on purchase payments withdrawn for each class is as follows:


                              STANDARD
   IF WITHDRAWN DURING YEAR    CLASS   BONUS CLASS C CLASS L CLASS
   ------------------------   -------- ----------- ------- -------
   1...............               7%         9%       None     7%
   2...............               6%         8%                6%
   3...............               6%         8%                6%
   4...............               5%         7%                0%
   5...............               4%         6%                0%
   6...............               3%         5%                0%
   7...............               2%         4%                0%
   Thereafter......               0%         0%                0%


The withdrawal charge reimburses us for our costs in selling the Deferred Annuities. We may use our profits (if any) from the Separate Account charge to pay for our costs to sell the Deferred Annuities which exceed the amount of withdrawal charges we collect.

When No Withdrawal Charge Applies


Withdrawal charges never apply to transfers among investment divisions or transfers to or from the Fixed Account.
In some cases, we will not charge you the withdrawal charge when you make a withdrawal. We may, however, ask you to prove that you meet any conditions listed below.

You do not pay a withdrawal charge:

[_] If you have a C Class Deferred Annuity.

[_] On transfers you make within your Deferred Annuity.

[_] On withdrawals of purchase payments you made over seven years ago for the Standard Class, seven years for the Bonus Class and three years for the L Class.

[_] If you choose payments over one or more lifetimes.

[_] If you die during the pay-in phase. Your beneficiary will receive the full death benefit without deduction.

[_] If you withdraw your earnings from the investment divisions.

[_] After the first Contract Year, if you withdraw up to 10% of your total purchase payments, in a Contract Year. This 10% total withdrawal may be taken in an unlimited number of partial withdrawals during that Contract Year. Each time you make a withdrawal, we calculate what percentage your withdrawal represents at that time.

[_] If the withdrawal is required for you to avoid Federal income tax penalties or to satisfy Federal income tax rules concerning minimum distribution requirements that apply to your Deferred Annuity. For purposes of this

                                                                       [GRAPHIC]
  exception, we assume that the Deferred Annuity is the only contract or funding vehicle from which distributions are required to be taken and we will ignore all other account balances. This exception does not apply if you have a Non-Qualified or Roth IRA Deferred Annuity.

[_] Because you accept an amendment converting your Traditional IRA Deferred
    Annuity to a Roth IRA Deferred Annuity.

[_] Because you properly "recharacterize" as permitted under federal tax law your Traditional IRA Deferred Annuity or a ROTH IRA Deferred Annuity using the same Deferred Annuity.

[_] If approved in your state, after the first Contract Year, if your Contract provides for this, and you purchase one of the optional death benefits, to withdrawals to which a withdrawal charge would otherwise apply, and either you or your spouse:

  . Has been a resident of certain nursing home facilities (including hospices) or a hospital for a minimum of 90 consecutive days where you have exercised this right no later than 90 days of exiting the nursing home facility or hospital; or

  . Is diagnosed with a terminal illness and not expected to live more than a year.

[_] If you transfer your Account Balance to another MetLife Deferred Annuity and we agree.

[_] If approved in your state and you purchase one of the optional death benefits, after the first Contract Year, if you are disabled as defined in the Federal Social Security Act.

Free Look

You may cancel your Deferred Annuity within a certain time period. This is known as a "free look." We must receive your request to cancel in writing. The number of days for this "free look" varies from state to state. The time period may also vary depending on your age and whether you purchased your Deferred Annuity from us directly, through the mail or with money from another annuity or life insurance policy. Not all contracts issued are subject to free look provisions under state law. Depending on state law, we may refund all of your purchase payments or your Account Balance as of the date your properly completed refund request is received at your Administrative Office.

Any Bonus does not become yours until after the "free look" period; we retrieve it if you exercise the "free look". The amount refunded will be increased by any investment performance attributable to the Bonus. If there are any losses from investment performance attributable to the Bonus, we will bear that loss.

Death Benefit--Generally

One of the insurance guarantees we provide you under your Deferred Annuity is that your beneficiaries will be protected against market downturns. You name your beneficiary(ies).

We only pay the death benefit when we receive both proof of death and appropriate instructions for payment.

Your beneficiary has the option to apply the death benefit less any applicable premium taxes to a pay-out option offered under your Deferred Annuity. Your beneficiary may, however, decide to take a lump sum payment.

If the beneficiary is your spouse, the beneficiary may be substituted as the owner of the Deferred Annuity and continue the Contract. In that case, the Account Balance will be adjusted to equal the death benefit. Any applicable withdrawal charges will be assessed against any future withdrawals.

If the spouse continues the Contract, the death benefit is calculated in the same manner except both total purchase payments and highest Account Balance are reset to the Account Balance on the date the spouse continues the Contract.

If you are a natural person and you change ownership of the Deferred Annuity to someone other than your spouse, the death benefit is calculated in the same manner except both purchase payments and highest Account Balance are reset to the Account Balance on the date of the change in owner.

If you are a non-natural person, then the life of the annuitant is the basis for determining the death benefit. If there are joint owners, the oldest of the two will be used as a basis for determining the death benefit.

For the purposes of the following death benefit calculations, purchase payments increase the Account Balance on a dollar for dollar basis. Partial withdrawals, however, reduce Account Balance proportionately, that is the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable withdrawals charges) divided by the Account Balance immediately before the withdrawal.

Base Death Benefit

If you die during the pay-in phase and you have not chosen one of the optional death benefits, the death benefit the beneficiary receives will be equal to the greatest of:

[_] Your Account Balance; or

[_] Total purchase payments reduced proportionately by the percentage reduction in Account Balance attributable to each partial withdrawal; or

Highest Account Balance as of each fifth Contract Anniversary, determined as follows:

[_] At issue, the highest Account Balance is your initial purchase payment;

[_] Increase the highest Account Balance by each subsequent purchase payment;

[_] Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal;

[_] On each fifth Contract Anniversary before your 81st birthday, compare the then-highest Account Balance to the current Account Balance and set highest Account Balance equal to the greater of the two.

[_] Do not compare to Account Balance at any Contract Anniversary date after the one immediately preceding your 81st birthday.

[_] After the Contract Anniversary immediately preceding your 81st birthday,

Increase the highest Account Balance by each subsequent purchase payment.

[_] After the Contract Anniversary immediately preceding your 81st birthday,

Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal.



      Example                   Date                 Amount
      -------            ------------------- -----------------------
  A   Initial Purchase        10/1/2000             $100,000
      Payment
--------------------------------------------------------------------
  B   Account Balance         10/1/2001             $104,000
                           (First Contract
                            Anniversary)
--------------------------------------------------------------------
  C   Death Benefit             As of               $104,000
                              10/1/2001      (= greater of A and B)
--------------------------------------------------------------------
  D   Account Balance         10/1/2002              $90,000
                          (Second Contract
                            Anniversary)
--------------------------------------------------------------------
  E   Death Benefit           10/1/2002             $100,000
                                             (= greater of A and D)
--------------------------------------------------------------------
  F   Withdrawal              10/2/2002              $9,000
--------------------------------------------------------------------
  G   Percentage              10/2/2002                10%
      Reduction in                                   (= F/D)
      Account
      Balance
--------------------------------------------------------------------
  H   Account Balance         10/2/2002              $81,000
      after Withdrawal                              (= D - F)
--------------------------------------------------------------------
  I   Purchase                  As of                $90,000
      Payments reduced        10/2/2002           (= A - A X G)
      for
      Withdrawal
--------------------------------------------------------------------
  J   Death Benefit           10/2/2002              $90,000
                                             (= greatest of H and I)
--------------------------------------------------------------------
  K   Account Balance         10/1/2005             $125,000
--------------------------------------------------------------------
  L   Death Benefit             As of               $125,000
                              10/1/2005      (= greater of I and K)
                         (Fifth Anniversary)
--------------------------------------------------------------------
  M   Account Balance         10/2/2005             $110,000
--------------------------------------------------------------------
  N   Death Benefit             As of               $125,000
                              10/2/2005      (= greater of I, K, M)
--------------------------------------------------------------------

Purchaser is age 60 at issue.

Any withdrawal charge withdrawn from the Account Balance is included when determining the percentage of Account Balance withdrawn.

Optional Benefits

Please note that the decision to purchase optional benefits is made at the time of application and is irrevocable. The optional benefit is in effect until it terminates. Please note further that, in the case of the enhanced death benefits, the Earnings Preservation Benefit and Guaranteed Minimum Income Benefit, the applicable highest Account Balance base and/or 5% annual increase amount or death benefit is frozen at the Contract Anniversary immediately preceding your 81st birthday (unless you make additional purchase payments or subsequent partial withdrawals). You continue to bear the costs of these optional benefits after that date, however, before you enter the income or pay-out period.

Annual Step-Up Death Benefit

You may purchase at application a death benefit that provides that the death benefit amount is equal to the greatest of:

1. The Account Balance; or

2. Total purchase payments, reduced proportionately by the percentage reduction in Account Balance attributable to each partial withdrawal; or

3. Highest Account Balance, determined as follows:

  [_] At issue, the highest Account Balance is your initial purchase payment;

  [_] Increase the highest Account Balance by each subsequent purchase payment;

  [_] Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal;

  [_] On each Contract Anniversary before your 81st birthday, compare the then-highest Account Balance to the current Account Balance and set highest Account Balance equal to the greater of the two.

  [_] Do not compare to Account Balance at any Contract Anniversary date after the one immediately preceding your 81st birthday.

[_] After the Contract Anniversary immediately preceding your 81st birthday,

      Increase the highest Account Balance by each subsequent purchase payment.

[_] After the Contract Anniversary immediately preceding your 81st birthday,

      Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal.

The Annual Step-Up Death Benefit is available for an additional charge of 0.10% annually of the average daily value of the amount you have in the Separate Account.

         Example:                 Date                   Amount
     ---------------- ----------------------------- ----------------
  A  Initial Purchase           10/1/2000               $100,000
     Payment
--------------------------------------------------------------------
  B  Account Balance            10/1/2001               $104,000
                      (First Contract Anniversary)
--------------------------------------------------------------------
  C  Death Benefit           As of 10/1/2001            $104,000
                                                     (= greater of A
                                                         and B)
--------------------------------------------------------------------
  D  Account Balance            10/1/2002               $ 90,000
                      (Second Contract Anniversary)
--------------------------------------------------------------------
  E  Death Benefit              10/1/2002               $104,000
                                                     (= greatest of
                                                      A, B, and D)
--------------------------------------------------------------------
  F  Withdrawal                 10/2/2002               $  9,000
--------------------------------------------------------------------
  G  Percentage                 10/2/2002                  10%
     Reduction in
     Account Balance                                     (= F/D)
--------------------------------------------------------------------
  H  Account Balance            10/2/2002               $ 81,000
     after Withdrawal                                    (= D-F)
--------------------------------------------------------------------
  I  Purchase                As of 10/2/2002            $ 90,000
     Payments reduced                                   (= A-AXG)
     for Withdrawal
--------------------------------------------------------------------
  J  Highest Account         As of 10/2/2002            $ 93,600
     Balance reduced                                    (= C-CXG)
     for Withdrawal
--------------------------------------------------------------------
  K  Death Benefit              10/2/2002               $ 93,600
                                                     (= greatest of
                                                       H, I and J)

Purchaser is age 60 at issue.
Any withdrawal charge withdrawn from the Account Balance is included when determining the percentage of Account Balance withdrawn.

Greater of Annual Step-Up or 5% Annual Increase Death Benefit
You may purchase at application a death benefit that provides that the death benefit amount is equal to the greatest of:

1. Your Account Balance; or

2. Total purchase payments accumulated at a rate of 5% a year, through the Contract Anniversary date immediately preceding your 81st birthday and 0% thereafter, reduced proportionately by the percentage reduction in Account Balance attributable to each partial withdrawal; or

3. Highest Account Balance, determined as follows:

  [_] At issue, the highest Account Balance is your initial purchase payment;
  [_] Increase the highest Account Balance by each subsequent purchase payment;
  [_] Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal;

  [_] On each Contract Anniversary before your 81st birthday, compare the then-highest Account Balance to the current Account Balance and set highest Account Balance equal to the greater of the two.
  [_] Do not compare to Account Balance at any Contract Anniversary date after the one immediately preceding your 81st birthday.

[_] After the Contract Anniversary immediately preceding your 81st birthday, Increase the highest Account Balance by each subsequent purchase payment.

[_] After the Contract Anniversary immediately preceding your 81st birthday, Reduce the highest Account Balance proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal.


The Greater of Annual Step-Up or 5% Annual Increase Death Benefit is available for an additional charge of 0.25% annually of the average daily value of the amount you have in the Separate Account.

            Example:                   Date                                        Amount
     ----------------------      ----------------                     ---------------------------------
  A  Purchase                        10/1/2000                                    $100,000
     Payments Not
     Withdrawn
-------------------------------------------------------------------------------------------------------
 B1  Account Balance                 10/1/2001                                    $104,000
                                  (First Contract
                                    Anniversary
-------------------------------------------------------------------------------------------------------
 B2  5% Annual                       10/1/2001                                    $105,000
     Increase Amount                                                             (= AX1.05)
-------------------------------------------------------------------------------------------------------
  C  Death Benefit                As of 10/1/2001                                 $105,000
                                                                          (= greater of B1 and B2)
-------------------------------------------------------------------------------------------------------
 D1  Account Balance                 10/1/2002                                    $ 90,000
                           (Second Contract Anniversary)
-------------------------------------------------------------------------------------------------------
 D2  5% Annual                    As of 10/1/2002                                 $110,250
     Increase Amount                                                           (= AX1.05X1.05)
-------------------------------------------------------------------------------------------------------
  E  Death Benefit                   10/1/2002                                    $110,250
                                                                         (= greatest of B1, D1, D2)
-------------------------------------------------------------------------------------------------------
  F  Withdrawal                      10/2/2002                                    $  9,000
-------------------------------------------------------------------------------------------------------
  G  Percentage                      10/2/2002                                       10%
     Reduction in                                                                 (= F/D1)
     Account Balance
-------------------------------------------------------------------------------------------------------
  H  Account Balance                 10/2/2002                                    $ 81,000
     after Withdrawal                                                             (= D1-F)
-------------------------------------------------------------------------------------------------------
  I  Highest Account              As of 10/2/2002                                 $ 93,600
     Balance reduced                                                             (= B1-B1XG)
     for Withdrawal
-------------------------------------------------------------------------------------------------------
  J  5% Annual                    As of 10/2/2002                                 $ 99,239
     Increase Amount                                                    (= D2-D2XG. Note: D2 includes
     reduced for Withdrawal                                           additional day of interest at 5%)
-------------------------------------------------------------------------------------------------------
  K  Death Benefit                   10/2/2002                                    $ 99,239
                                                                         (= greatest of H, I and J)
-------------------------------------------------------------------------------------------------------

Purchaser is age 60 at issue.

Any withdrawal charge withdrawn from the Account Balance is included when determining the percentage of Account Balance withdrawn.

Earnings Preservation Benefit

You may purchase this benefit at application which is intended to provide additional amounts at death to pay taxes that may be due upon your death. We do not guarantee that the amounts provided by the Earnings Preservation Benefit will be sufficient to cover any such taxes that your heirs may have to pay. You may not purchase this benefit for your Traditional or ROTH IRA Deferred Annuity.

This benefit provides that an additional death benefit is payable equal to:

1. The difference between

  a. Your death benefit (either the base death benefit or an enhanced death benefit for which you pay an additional charge); and

  b. Total purchase payments not withdrawn. In this case, partial withdrawals are first applied against earnings and then purchase payments, or

On or after the Contract Anniversary immediately preceding your 81st birthday, the additional death benefit is payable equal to:

1. The difference between

  a. Your death benefit amount on the Contract Anniversary immediately preceding your 81st birthday, plus subsequent purchase payments made after each Contract Anniversary, reduced proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal; and

  b. Total purchase payments not withdrawn. In this case, partial withdrawals are first applied against earnings and then purchase payments.

2. In each case, multiplied by the following percentage, depending upon your age when you purchased the Contract:


        Purchase Age        Percentage
        Ages 69 or younger     40%
        Ages 70-79             25%
        Ages 80 and above       0%

You may not purchase this benefit if you are 80 years of age or older.

For purposes of the above calculation, purchase payments increase the Account Balance on a dollar for dollar basis. Partial withdrawals, however, reduce Account Balance proportionately, that is the percentage reduction is equal to the dollar amount of the withdrawal plus applicable withdrawal charges divided by the Account Balance immediately before the withdrawal.

In addition, the calculation above takes into account any adjustment in the death benefit due to the death of the first spouse.

If you are a natural person and you change ownership of the Deferred Annuity to someone other than your spouse, this benefit is calculated in the same manner except the death benefit is reset on the date of the change in owner.

If you are a non-natural person, the life of the annuitant is the basis for determining the death benefit. If there are joint owners, the oldest of the two will be used as a basis for determining the death benefit.

This benefit must be paid upon the death of the second spouse.

The Earnings Preservation Benefit is available for an additional charge of 0.25% annually of the average daily value of the amount you have in the Separate Account.

                  Example                 Date              Amount
     --------------------------------   --------- ---------------------------
  A  Purchase Payments Not Withdrawn    10/1/2000          $100,000
-----------------------------------------------------------------------------
  B  Death Benefit                      10/1/2001          $105,000
-----------------------------------------------------------------------------
  C  Additional Death Benefit           10/1/2001           $2,000
                                                       (= 40% x (B - A))
-----------------------------------------------------------------------------
  D  Account Balance                    10/1/2002           $90,000
-----------------------------------------------------------------------------
  E  Withdrawal                         10/2/2002           $9,000
-----------------------------------------------------------------------------
  F  Account Balance after Withdrawal   10/2/2002           $81,000
                                                           (=D - E)
-----------------------------------------------------------------------------
  G  Purchase Payments Not Withdrawn    10/2/2002           $91,000
                                                  (= A-E. Note: zero gain at
                                                      time of withdrawal)
-----------------------------------------------------------------------------
  H  Death Benefit                      10/2/2002           $99,239
-----------------------------------------------------------------------------
  I  Additional Death Benefit                               $3,296
                                                       (= 40% x (H - G))

Purchaser age 60 at issue.

Any withdrawal change from the Account Balance is included when determining the percentage of Account Balance withdrawn.

Guaranteed Minimum Income Benefit

You may purchase this benefit at application (up to age 75) which guarantees a stated income payment in the pay-out phase of your Deferred Annuity (a payment "floor"). You retain the ability to choose to receive income payments based upon the Account Balance of your Deferred Annuity rather than the guaranteed amount purchased under this benefit. This benefit is intended to protect you against poor investment performance.

This benefit may only be exercised before age 85, after a 10 year waiting period and then only within a 30 day period following the Contract Anniversary. The only income types available with the purchase of this benefit are a Lifetime Income Annuity with a 10 Year Guarantee Period or a Lifetime Income Annuity for Two with a 10 Year Guarantee Period. Partial annuitization is not permitted under this optional benefit and no change in owners of the Contract is permitted. Withdrawal charges are not waived if you exercise this option while withdrawal charges apply.

The guaranteed minimum income base is equal to the greatest of:

1. Total purchase payments, accumulated at a rate of 6% a year through the Contract Anniversary date immediately preceding your 81st birthday, and 0% thereafter, reduced proportionately by the percentage reduction in Account Balance attributable to each partial withdrawal, if total withdrawals in a Contract Year are more than 6% of the annual increase amount at the previous Contract Anniversary, or, reduced on a dollar for dollar basis if total withdrawals in a Contract Year are less than 6% of the annual increase amount at the previous Contract Anniversary, in which case, the partial withdrawal is treated as if it occurred at the end of the Contract Year; or

2. The highest Account Balance as of each Contract Anniversary date before your 81st birthday, reduced proportionately by the percentage reduction in Account Balance attributable to each subsequent partial withdrawal.

This base is then applied to the annuity rates guaranteed in the Guaranteed Minimum Income Benefit rider.

For purposes of the above calculation, purchase payments increase the Account Balance on a dollar for dollar basis. Partial withdrawals, however, (except if total withdrawals in a Contract Year are less than 6% of the annual increase amount at the previous Contract Anniversary) reduce Account Balance proportionately, that is the percentage reduction is equal to the dollar amount of the withdrawal plus applicable withdrawal charges divided by the Account Balance immediately before the withdrawal.

The Guaranteed Minimum Income Benefit is available for an additional charge of 0.35% of the guaranteed minimum income base, deducted at the end of each Contract Year by withdrawing amounts on a pro-rata basis from your Fixed Account Balance and cancelling accumulation units from your Separate Account Balance.

  Example:
  At issue, male, age 55
  Purchase Payment = $100,000.
  No additional purchase payments or
  partial withdrawals.
  Guaranteed minimum income base at
  age 65 =  $100,000X1.06/10/
   = $179,085 where 10 equals the
  number of years the guaranteed
  minimum income base accumulates..
  Guaranteed minimum income
  floor = guaranteed minimum income
  base applied to the Guaranteed
  Minimum Income Benefit annuity
  table.
  (This calculation ignores the impact
  of highest Account Balance which
  could further increase the
  guaranteed minimum income base.)

  Guaranteed Minimum Income Benefit
  annuity factor, male, age 65 = $4.40
  per month per $1,000 applied for
  lifetime income with 10 years
  guaranteed.

  $179,085 X $4.40 = $788 per month.
  --------
   $1,000

                             Guaranteed
                              Minimum
          (Male)    Age at     Income
         Issue Age Pay-Out     Floor
      ---------------------------------
            55       65        $  788
      ---------------------------------
                     70        $1,187
      ---------------------------------
                     75        $1,812

The above chart ignores the impact of premium and other taxes.

Pay-out Options (or Income Options)

The pay-out phase is often referred to as either "annuitizing" your contract or taking an income annuity.
Should our current immediate annuity rates for a fixed pay-out option provide for greater payments than those quoted in your contract, we will use the current rates.

You may convert your Deferred Annuity into a regular stream of income after your "pay-in" or "accumulation" phase. When you select your pay-out option, you will be able to choose from the range of options we then have available. You have the flexibility to select a stream of income to meet your needs. If you decide you want a pay-out option, we withdraw some or all of your Account Balance
(less any premium taxes and applicable contract fees), then we apply the net amount to the option. You are not required to hold your Deferred

Annuity for any minimum time period before you may annuitize. You must convert at least $5,000 of your Account Balance to receive income payments.

When considering a pay-out option, you should think about whether you want:

[_] Payments guaranteed by us for the rest of your life (or for the rest of two lives) or the rest of your life (or for the rest of two lives) with a guaranteed period);

[_] A fixed dollar payment or a variable payment.

Your income option provides you with a regular stream of payments for either your lifetime or your lifetime with a guaranteed period.

                                   [GRAPHIC]

You may choose the frequency of your income payments. For example, you may receive your payments on a monthly, quarterly, semiannual or annual basis.

Your income payment amount will depend upon your choices. For lifetime options, the age and sex of the measuring lives (annuitants) will also be considered. For example, if you select a pay-out option guaranteeing payments for your lifetime and your spouse's lifetime, your payments will typically be lower than if you select a pay-out option with payments over only your lifetime.

We do not guarantee that your variable payments will be a specific amount of money. You may choose to have a portion of the payment fixed and guaranteed under the Fixed Income Option.

By the date specified in your contract, if you do not either elect to continue the contract, select a pay-out option or withdraw your entire Account Balance, and your Deferred Annuity was not issued under a retirement plan, we will automatically issue you a life annuity with a 10 year guarantee. In that case, if you do not tell us otherwise, your Fixed Account Balance will be used to provide a Fixed Income Option and your Separate Account Balance will be used to provide a variable pay-out option.

Income Payment Types

Currently, we provide you with a wide variety of income payment types to suit a range of personal preferences.

 Many times, the Owner and the Annuitant are the same person.

There are three people who are involved in payments under your pay-out option:

[_] Owner: the person or entity which has all rights including the right to direct who receives payment.

[_] Annuitant: the natural person whose life is the measure for determining the duration and the dollar amount of payments. (The Contract also permits the naming of contingent annuitants; contingent annuitants lives are the measure for determining the duration and the dollar amount of payment after the annuitant has died.)

[_] Beneficiary: the person who receives continuing payments/or a lump sum payment if the owner dies.

 When deciding how to receive income, consider:

   .  The amount of income you need;

   .  The amount you expect to receive from other sources;

   .  The growth potential of other investments; and

   .  How long you would like your income to last.
                                   [GRAPHIC]

The following income payment types are currently available. We may make available other income payment types if you so request. We may limit income payments offered to meet federal tax law requirements.

Lifetime Income Annuity: A variable income that is paid as long as the annuitant is living.

Lifetime Income Annuity with a Guarantee Period: A variable income that continues as long as the annuitant is living but is guaranteed to be paid for a number of years. If the annuitant dies before all of the guaranteed payments have been made, payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guaranteed period. No payments are made once the guarantee period has expired and the annuitant is no longer living. The beneficiary may elect to receive the commuted value at a rate equal to the assumed investment return of any remaining variable payments at the time of the death of the annuitant.


Lifetime Income Annuity for Two: A variable income that is paid as long as either of the two annuitants is living. After one annuitant dies, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is converted to an income stream. No payments are made once both annuitants are no longer living.

Lifetime Income Annuity for Two with a Guarantee Period: A variable income that continues as long as either of the two annuitants is living but is guaranteed to be paid (unreduced by any percentage selected) for a number of years. If both annuitants die before all of the guaranteed payments have been made, payments are made to the owner of the annuity (or the beneficiary, if the owner dies during the guarantee period) until the end of the guaranteed period. If one annuitant dies after the guarantee period has expired, payments continue to be made as long as the other annuitant is living. In that event, payments may be the same as those made while both annuitants were living or may be a smaller percentage that is selected when the annuity is converted to an income stream. No payments are made once the guarantee period has expired and both annuitants are no longer living. The beneficiary may elect to receive the commuted value at a rate equal to the assumed investment return of any variable payments at the time of the death of the annuitant.

Allocation


                                   [GRAPHIC]

You decide how your money is allocated among the Fixed Income Option and the investment divisions.

Minimum Size of Your Income Payment

Your initial income payment must be at least $100. This means that the amount used from a Deferred Annuity to provide a pay-out option must be large enough to produce this minimum initial income payment.

The Value of Your Income Payments

Annuity Units

Annuity units are credited to you when you convert your Deferred Annuity into an income stream or transfer into an investment division. Before we determine the number of annuity units to credit to you, we reduce your Account Balance by any premium taxes and the Annual Contract Fee, if applicable. (The premium taxes and the Annual Contract Fee are not applied against transfers.) We then compute an initial income payment amount using the Assumed Investment Return ("AIR"), your income payment type and the age and sex of the measuring lives. We then divide the initial income payment (allocated to an investment division) by the Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division. The initial variable income payment is a hypothetical payment which is calculated based on the AIR. This initial variable income payment is used to establish the number of annuity units. It is not the amount of your actual first variable income payment unless your first income payment happens to be within 10 days before you convert your Deferred Annuity into an income stream. When you transfer money from an investment division, annuity units in that investment division are liquidated.

AIR

                 The AIR is stated in your contract and may range from 3% to 6%.

Your income payments are determined by using the AIR to benchmark the investment experience of the investment divisions you select. The AIR is stated in your contract and may range from 3% to 6%. The higher your AIR, the higher your initial variable income payment will be. Your next payments will increase in proportion to the amount the actual investment experience of your chosen investment divisions exceeds the AIR and Separate Account charges (the net investment return). Likewise, your payments will decrease to the extent the investment experience of your chosen investment divisions is less than the AIR and Separate Account charges. A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had a higher AIR as changes occur in the actual investment experience of the investment divisions.

The amount of each variable income payment is determined 10 days prior to your income payment date. If your first income payment is scheduled to be paid less than 10 days before you convert your Deferred Annuity to an income stream, then the amount of that payment will be determined on the date income payments are to begin.

Valuation

This is how we calculate the Annuity Unit Value for each investment division:

[_] First, we determine the change in investment experience (including any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

[GRAPHIC]

[_] Next, we subtract the daily equivalent of the Separate Account charge for each day since the last day the Annuity Unit Value was calculated; the resulting number is the net investment return.

[_] Then, we multiply by an adjustment based on your AIR for each day since the last Annuity Unit Value was calculated; and

[_] Finally, we multiply the previous Annuity Unit Value by this result.

Transfer Privilege

                                   [GRAPHIC]

You may make transfers among investment divisions or from the investment divisions to the Fixed Income Option. Once you transfer money into the Fixed Income Option, you may not later transfer it into an investment division. There is no withdrawal charge to make a transfer.

Once you transfer money into the Fixed Income Option you may not later transfer it into an investment division.

For us to process a transfer, you must tell us:

[_] The percentage or dollar amount of the transfer;

[_] The investment divisions (or Fixed Income Option) to which you want to transfer; and

[_] The investment division from which you want to transfer.

We may require that you use our forms to make transfers.

We reserve the right to restrict transfers to the Fixed Income Option Account if the interest rate we credit in the Fixed Account is equal to the guaranteed minimum rate (currently, 3.00%).

Each Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the Fund prospectuses for more details.

We reserve the right to (1) defer the transfer privilege at any time that we are unable to purchase or redeem shares in the Portfolios; (2) limit the number of transfers you may make; and (3) limit the dollar amount that may be transferred at any one time. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

Ordinarily, your transfer request must be in good order and completed prior to 4:00 p.m. Eastern time on one of our business days if you want the transaction to take place on that day. All other transfer requests will be processed our next business day.

                                                                       [GRAPHIC]

Charges

      The Separate Account charges you pay will not reduce the number of annuity units credited to you. Instead, we deduct the charges when calculating the
                                                             Annuity Unit Value.

All Separate Account charges, other than the base death benefit charge, cease to apply during the "pay-out" phase of the Deferred Annuity. In addition, you pay the Annual Contract Fee of $30 and the applicable investment-related charge during the "pay--out" phase of your Deferred Annuity. The Annual Contract Fee will be deducted pro-rata from each income payment. If your Account Balance was at least $50,000 on the date you elected to receive income payments, the Annual Contract Fee is waived.
[GRAPHIC]

General Information

Administration

All transactions will be processed in the manner described below.

Purchase Payments

Ordinarily, you send your purchase payments, by check or money order made payable to "MetLife," to your Administrative Office. (We reserve the right to receive purchase payments by other means acceptable to us.) We will provide you with all necessary forms. We must have all properly completed documents to credit your purchase payments.

Ordinarily, purchase payments (including any portion of your Account Balance under a Deferred Annuity which you apply to a pay-out option) are effective and valued as of 4:00 p.m. Eastern time, the day we receive them in good order at your Administrative Office, except when they are received:

[_] On a day when the Accumulation Unit Value/Annuity Unit Value is not calculated, or

[_] After 4:00 p.m. Eastern time.

                                   [GRAPHIC]

Generally, your properly completed requests including all subsequent purchase payments are effective the day we receive them at your Administrative Office.

In those cases, the purchase payments will be effective the next day the Accumulation Unit Value or Annuity Unit Value, as applicable, is calculated.

We reserve the right to credit your initial purchase payment to you within two days after its receipt at your Administrative Office. However, if you fill out our forms incorrectly or incompletely or other documentation is not completed properly, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify you and give you the reasons for the delay. At that time, you will be asked whether you agree to let us keep your money until the problem is resolved. If you do not agree or we cannot reach you by the fifth business day, your money will be returned.

Confirming Transactions

You will receive a written statement confirming that a transaction was recently completed. Certain transactions made on a periodic basis, such as check-o-matic, Systematic Withdrawal Program payments, and automated investment strategy transfers, may be confirmed quarterly. Unless you inform us of any

[GRAPHIC]

errors within 60 days of receipt, we will consider these communications to be accurate and complete.

Processing Transactions

We permit you to request transactions by mail and telephone. We anticipate making Internet access available to you in the future. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile. We reserve the right, in our sole discretion, to refuse, to impose modifications on or to limit any transaction request where the request would tend to disrupt contract administration or is not in the best interests of the contract holders or the Separate Account.

By Telephone or Internet

You may request a variety of transactions and obtain information by telephone 24 hours a day, 7 days a week, unless prohibited by state law. Likewise, in the future, you may be able to request a variety of transactions and obtain information through Internet access, unless prohibited by state law. Some of the information and transactions accessible to you include:

                                   [GRAPHIC]

You may authorize your sales representative to make telephone transactions on your behalf. You must complete our form and we must agree.

[_] Account Balance

[_] Unit Values

[_] Current rates for the Fixed Account

[_] Transfers

[_] Changes to investment strategies

[_] Changes in the allocation of future purchase payments.

Ordinarily, your transaction must be in good order and completed prior to 4:00 p.m. Eastern time on one of our business days if you want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Accumulation or Annuity Unit Value is not calculated or after 4:00 p.m. Eastern time. We will value and make effective these transactions on our next business day.

We have put into place (or may in the future put into place for Internet communications) reasonable security procedures to insure that instructions communicated by telephone or Internet are genuine. For example, all telephone calls are recorded. Also, you will be asked to provide some personal data prior to giving your instructions over the telephone or through the Internet. When someone contacts us by telephone or Internet and follows our security procedures, we will assume that you are authorizing us to act upon those instructions. Neither the Separate Account nor MetLife will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that you have trouble reaching us, requests should be made in writing to your Administrative Office.

Response times for the telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

[_] any inaccuracy, error, or delay in or omission of any information you transmit or deliver to us; or

[_] any loss or damage you may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

After Your Death

If we are notified of your death before a requested transaction is completed, we will cancel the request. For example, if you request a transfer or withdrawal for a date in the future under a Deferred Annuity and then die before that date, we simply pay the death benefit instead. If you are receiving income payments, we will cancel the request and continue making payments to your beneficiary if your income type so provides. Or, depending on the income type, we may continue making payments to a joint annuitant.

Third Party Requests

Generally, we only accept requests for transactions or information from you. Therefore, we reserve the right not to process transactions requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other Contract owners, and who simultaneously makes the same request or series of requests on behalf of other Contract owners.

Valuation--Suspension of Payments

We separately determine the Accumulation Unit Value and Annuity Unit Value for each investment division once each day when the New York Stock Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give you 30 days notice.

When you request a transaction, we will process the transaction using the next available Accumulation Unit Value or Annuity Unit Value. Subject to our procedure, we will make withdrawals and transfers at a later date, if you request. If your withdrawal request is to elect a variable pay-out option under your Deferred Annuity, we base the number of annuity units you receive on the next available Annuity Unit Value.

We reserve the right to suspend or postpone payment for a withdrawal or transfer when:

[_] rules of the Securities and Exchange Commission so permit (trading on the New York Stock Exchange is restricted, the New York Stock Exchange is closed other than for customary weekend or holiday closings or an

[GRAPHIC]

  emergency exists which makes pricing or sale of securities not practicable);
  or

[_] during any other period when the Securities and Exchange Commission by order so permits.

Performance

                                   [GRAPHIC]

   All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your quarterly statements, your MetLife representative, the Internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "change in Accumulation Unit Value/Annuity Unit Value," "average annual total return," or some combination of these terms.

Yield is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

Change in Accumulation/Annuity Unit Value is calculated by determining the percentage change in the value of an accumulation (or annuity) unit for a certain period. These numbers may also be annualized. Change in Accumulation/Annuity Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the total Separate Account charges and the Annual Contract Fee; however, yield and change in Accumulation/Annuity Unit Value performance do not reflect the possible imposition of withdrawal charges. Withdrawal charges would reduce performance experience.

Average annual total return calculations reflect all Separate Account charges, the Annual Contract Fee and applicable withdrawal charges. These figures also assume a steady annual rate of return.

Performance figures will vary among the various Deferred Annuities as a result of different Separate Account charges and withdrawal charges. For purposes of presentation, we may assume that certain Deferred Annuities were in existence prior to their inception date. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund and Zenith Fund Portfolios. We use the actual accumulation unit or annuity unit data after the inception date.

We may calculate performance for certain investment strategies including Equity Generator and each asset allocation model of the Index Selector. We calculate the performance as a percentage by presuming a certain dollar value at the beginning of a period and comparing this dollar value with the dollar value based on historical performance at the end of that period. This percentage return assumes that there have been no withdrawals or other unrelated transactions.

Changes to Your Deferred Annuity

We have the right to make certain changes to your Deferred Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Deferred Annuity. If the law requires, we will also get your approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include:

[_] To operate the Separate Account in any form permitted by law.

[_] To take any action necessary to comply with or obtain and continue any exemptions under the law (including favorable treatment under the federal income tax laws).

[_] To transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

[_] To substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund, Zenith Fund or the shares of another investment company or any other investment permitted by law.

[_] To change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account and any currently available portfolio in connection with the Deferred Annuities.

[_] To make any necessary technical changes in the Deferred Annuities in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division in which you have a balance, we will notify you of the change. You may then make a new choice of investment divisions. For Deferred Annuities issued in Pennsylvania, we will ask your approval before making any technical changes.

Voting Rights

Based on our current view of applicable law, you have voting interests under your Deferred Annuity concerning Metropolitan Fund or Zenith Fund proposals that are subject to a shareholder vote. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Deferred Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive your voting instructions, we will vote your interest in the same proportion as represented by the votes we receive from other investors. Shares of the Metropolitan Fund or Zenith Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of:

[_] The shares for which voting instructions are received, and

[_] The shares that are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

Who Sells the Deferred Annuities

                                   [GRAPHIC]

All Deferred Annuities are sold through our licensed sales representatives. We are registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934. We are also a member of the National Association of Securities Dealers, Inc. Deferred Annuities are also sold through other registered broker-dealers. They also may be sold through the mail or over the Internet.

The licensed sales representatives and broker-dealers who sell the annuities may be compensated for these sales by commissions that we pay. There is no front-end sales load deducted from purchase payments to pay sales commissions. The commissions we pay range from x% to x%. The commission we pay upon annuitization of the Deferred Annuity is x%.

We also make payments to our licensed sales representatives based upon the total Account Balances of the Deferred Annuities assigned to the sales representative. Under this compensation program, we pay an amount up to xx% of the total Account Balances of the Deferred Annuities and other annuity contracts, certain mutual fund account balances and cash values of certain life insurance policies. These asset based commissions compensate the sales representative for servicing the Deferred Annuities.

Financial Statements

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independent auditors, audit these financial statements.

When We Can Cancel Your Deferred Annuity

We may cancel your Deferred Annuity only if we do not receive any purchase payments from you for 36 consecutive months and your Account Balance is less than $2,000. We will only do so to the extent allowed by law. If we do so, we will return the full Account Balance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA and ROTH Deferred Annuity.

Income Taxes

Simply stated, earnings on Deferred Annuities are generally not subject to Federal income tax until they are withdrawn. This is known as tax deferral.

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") is complex and subject to change regularly. Consult your own tax advisor about your circumstances, any recent tax developments, and the impact of state income taxation. For purposes of this section, we address Deferred Annuities and income payments under the Deferred Annuities together.

You are responsible for determining whether your purchase of a Deferred Annuity, withdrawals, income payments and any other transactions under your Deferred Annuity satisfy applicable tax law.

Additionally, where otherwise permitted under the Deferred Annuity, the transfer of ownership of a Deferred Annuity, the designation of an annuitant, payee or other beneficiary who is not also an owner, the selection of certain maturity dates, the exchange of a Deferred Annuity, or the receipt of a Deferred Annuity in an exchange, may result in certain tax consequences that are not discussed in this Prospectus. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

MetLife does not expect to incur Federal, state or local income taxes on the earnings or realize capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

General

[GRAPHIC]

Deferred annuities are a means of setting aside money for future needs- usually retirement. Congress recognizes how important saving for retirement is and has provided special rules in the Code.

All IRAs receive tax deferral under the Code. Although there are no additional tax benefits by funding your IRA with an annuity, it does offer you additional insurance benefits such as an available guaranteed income for life.

Withdrawals

Because these products are intended for retirement, if you make a taxable withdrawal before age 59 1/2 you may incur a tax penalty.



When money is withdrawn from your Contract (whether by you or your beneficiary), the amount treated as taxable income differs depending on the type of:

[GRAPHIC]

[_] annuity you purchase (e.g., Non-Qualified or IRA); and

[_] payment method or income payment type you elect.

We will withhold a portion of the amount of your withdrawal for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

If you meet certain requirements, your Roth IRA earnings are free from Federal income taxes.

Withdrawals Before Age 59 1/2

If you receive a taxable distribution from your Contract before you reach age 59 1/2, this amount may be subject to a 10% penalty tax, in addition to ordinary income taxes.

As indicated in the chart below, some taxable distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include amounts received:

                                      Type of Contract
                                    --------------------
                                       Non    Trad. Roth
                                    Qualified  IRA  IRA
                                    --------- ----- ----
  In a series of substantially
  equal payments made annually (or
  more frequently) for life or
  life expectancy (SEPP)                 x       x    x

  After you die                          x       x    x

  After you become totally
  disabled (as defined in the
  Code)                                  x       x    x

  To pay deductible medical
  expenses                                       x    x

  To pay medical insurance
  premiums if you are unemployed                 x    x

  For qualified higher education
  expenses, or                                   x    x

  For qualified first time home
  purchases up to $10,000                        x    x

  After December 31, 1999 for IRS
  levies                                         x    x

  Certain immediate income
  annuities providing a series of
  substantially equal periodic
  payments made annually (or more
  frequently) over the specified
  payment period                         x


Systematic Withdrawal Program for Substantially Equal Periodic Payments (SEPP) and Income Options

If you are considering using the Systematic Withdrawal Program or selecting an income option under your contract for the purpose of meeting the SEPP exception to the 10% tax penalty, consult with your tax advisor. It is not clear whether certain withdrawals or income payments under a variable annuity will satisfy the SEPP exception. Accordingly, if you have not reached age 59 1/2, you should consult your tax advisor prior to starting income payments or SEPP withdrawals.

If you receive systematic payments that you intend to qualify for the SEPP exception, any modifications to your payment before age 59 1/2 or within five years after beginning SEPP payments, whichever is later will result in the retroactive imposition of the 10% penalty with interest.

Minimum Distribution Requirements for Traditional IRAs

You may combine the money required to be withdrawn from each of your Traditional IRAs and withdraw this amount from any one or more of them.

As the table shows, generally you must receive your entire interest in your Traditional IRA or begin receiving withdrawals by April 1 of the calendar year following the year in which you reach age 70 1/2 over your life (or over the lives of you and your designated beneficiary) or over a period not extending beyond your life expectancy (or joint and last survivor life expectancy) of you and your designated beneficiary.

A tax penalty of 50% applies to withdrawals which should have been taken but were not. Complex rules apply to the timing and calculation of these withdrawals.

                    Type of Contract
                  --------------------
                    Non -   Trad. Roth
                  Qualified  IRA  IRA
                  --------- ----- ----
  70 1/2 Minimum
  distribution
  rules apply         no     yes   no


It is not clear whether income payments under a variable annuity will satisfy this rule. Consult your tax advisor prior to choosing an income option.

If you select a pay-out option payable over a term certain period or a life contingent annuity with a guaranteed period in excess of 20 years, the proposed regulations require that you receive the equivalent of 12 months of income payments by April 1st of the year following the calendar year in which you reach 70 1/2, and another 12 months of payments by December 31st of that year.

If you intend to receive your minimum distributions which is payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult your tax advisor before selecting a pay-out option.

                                                                       [GRAPHIC]

Non-Qualified Annuities

After-tax means that your purchase payments for your annuity do not reduce your taxable income or give you a tax deduction.


[_] Contributions to Non-Qualified contracts are on an "after-tax" basis, so you only pay income taxes on your earnings. Generally, these earnings are taxed when you receive them from the contract.

[_] Your Non-Qualified Contract may be exchanged for another Non-Qualified annuity without paying income taxes if certain Code requirements are met.

[_] Consult your tax advisor prior to changing the annuitant or prior to changing the date you determine to commence income payments if permitted under the terms of your contract. It is conceivable that the Internal Revenue Service could consider such actions to be a taxable exchange of annuity contracts.

[_] When a non-natural person owns a Non-Qualified Contract, the annuity will generally not be treated as an annuity for tax purposes and thus loses the benefit of tax deferral. Corporations and certain other entities are generally considered non-natural persons. However, an annuity owned by a non-natural person as agent for an individual will be treated as an annuity for tax purposes.

[_] Deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same year are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect.

[_] In those limited situations where the annuity is beneficially owned by a non-natural person and the annuity qualifies as such for Federal income tax purposes, the entity may have a limited ability to deduct interest or, in the case of an insurance company, to deduct insurance reserves or incurred losses.

[_] Where otherwise permitted under the Deferred Annuity, transfers, pledges, assignments (or agreements to pledge or assign) of all or a portion of your Account Balance generally result in the immediate taxation of the gain in your Deferred Annuity (to the extent the account balance is pledged, assigned or transferred.) This rule may not apply to certain transfers between spouses.

Diversification

In order for your Non-Qualified Contract to be considered an annuity contract for Federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the Contract. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to Contract owners of gains under their Contract.

Changes to tax rules and interpretations

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

[_] Possible taxation of transfers between investment divisions or between investment divisions and the Fixed Income Option.

[_] Possible taxation as if you were the owner of your portion of the Separate
    Account's assets.

[_] Possible limits on the number of funding options available or the frequency of transfers among them.

Purchase Payments

Although the Code does not limit the amount of your purchase payments, your Contract may limit them.

Partial and Full Withdrawals

Generally, when you or (your beneficiary in the case of a death benefit) make a partial or full withdrawal from your non-qualified annuity, the Code treats such a partial or full withdrawal as:

[_] First coming from earnings (and thus subject to income tax); and

[_] Then from your purchase payments (which are not subject to income tax).

[_] This rule does not apply to payments made pursuant to an income pay-out option under your Contract

[_] The IRS has not approved the use of an exclusion ratio when only part of your account balance is used to convert to income payments.

Income Payments

Different tax rules apply to payments made pursuant to an income annuity pay-out option under your Contract. They are subject to an "exclusion ratio" or "excludable amount" which determines how much of each payment is treated as:

[_] A non-taxable return of your purchase payments; and

[_] A taxable payment of earnings.

The Internal Revenue Service has not specifically approved the use of a method to calculate an excludable amount with respect to a variable income annuity where transfers are permitted between investment divisions or from an investment division into the Fixed Income Option.

We generally will tell you how much of each income payment is a non-taxable return of your purchase payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by

[GRAPHIC]
us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment (reduced by any refund or guarantee feature), then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

These rules also generally apply to income payments made to your beneficiary as a death benefit.

Under the Code, withdrawals or income payments from Non-Qualified annuities need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that you must take a lump sum withdrawal or elect to receive income payments by a certain age (e.g., 85).

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that charges for certain optional benefits (e.g., death benefits other than the base death benefit) are deemed to be taxable distributions to you. Consult your tax advisor prior to selecting any optional benefit under the Deferred Annuity.

Death Benefits

If you die during the accumulation phase of a Deferred Annuity and your spouse is your beneficiary or a co-owner he or she may elect to continue as "owner" of the Contract.

If you die before income payments begin, we must make payment of your entire interest in the contract within five years of the date of your death or begin payments for a period and in a manner allowed by the Code (and any regulations thereunder) to your beneficiary within one year of the date of your death. If your spouse is your beneficiary, he or she may elect to continue as "owner" of the Contract.

If you die after income payments begin, payments must continue to be made at least as rapidly as before your death in accordance with the income type selected.

If you die before all purchase payments are returned, the unreturned amount may be deductible on your final income tax return or excluded from income by your beneficiary if income payments continue after your death.

In the case of joint owners, the above rules will be applied on the death of any owner.

Where the owner is not a natural person, these rules will be applied on the death of any annuitant (or on the change in annuitant, if permitted under the Contract.)

Individual Retirement Annuities

[Traditional IRA and Roth IRA]

The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the

Internal Revenue Service or other appropriate agency. A Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

IRA contracts may not invest in life insurance. The Deferred Annuity offers death benefits that in some cases may exceed the greater of the purchase payments or the Account Balance which could conceivably be characterized as life insurance.

The Internal Revenue Service has not yet reviewed the Contract for qualification as a Traditional or Roth IRA, nor has it addressed in a ruling of general applicability whether an enhanced death benefit provision exceeding the greater of the purchase payments or the account balance at the time of death conform with IRA qualification requirements.

Consult your tax adviser prior to the purchase of the Contract as a Traditional or Roth IRA.

Generally, except for Roth IRAs, IRAs can accept deductible (or pre-tax) purchase payments. Deductible or pre-tax purchase payments will be taxed when distributed from the Contract.

[_] You must be both the owner and the annuitant under the Contract.

[_] Your annuity is generally not forfeitable (e.g. not subject to claims of your creditors) and you may not transfer, assign or pledge it to someone else. You are not permitted to borrow from the Contract.

[_] You can transfer your IRA proceeds to a similar IRA, (or a SIMPLE IRA to a Traditional IRA after two years), without incurring Federal income taxes if certain conditions are satisfied.

Traditional IRA Annuities

Purchase Payments

Generally:

In some cases, your purchase payments may be tax deductible.

[_] Purchase payments to Traditional and Roth IRAs are limited to the lesser of 100% of compensation or $2,000 per year. A $2,000 purchase payment can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions.

[_] Purchase payments in excess of this amount may be subject to a penalty tax.

[_] Purchase payments are generally permitted through the year in which you attain age 69 1/2.

[_] These age and dollar limits do not apply to tax-free rollovers or transfers.

[_] If certain conditions are met, you can change your Traditional IRA purchase payment to a Roth IRA before you file your income tax return (including filing extensions).

Annual purchase payments are generally deductible up to the above limits if neither you nor your spouse was an "active participant" in another qualified retirement plan during the taxable year. You will not be treated as married for these purposes if you lived apart for the entire taxable year and file separate returns. For 2001, if you are an "active participant" in another retirement plan and if your adjusted gross income is $33,000 or less ($53,000 for married couples filing jointly, however, never fully deductible for a married person filing separately), annual contributions are fully deductible. However, contributions are not deductible if your adjusted gross income is over $43,000 ($63,000 for married couples filling jointly, $10,000 for a married person filing separately). If your adjusted gross income falls between these amounts, your maximum deductible amount is phased out. For an individual who is not an "active participant" but whose spouse is, the adjusted gross income limits for the nonactive participant spouse is $150,000 for a full deduction (with a phase-out between $150,000 and $160,000). If you file a joint return and you and your spouse are under age 70 1/2, you and your spouse may be able to make annual IRA contributions of up to $4,000 ($2,000 each) to two IRAs, one in your name and one in your spouse's. Neither can exceed $2,000, nor can it exceed your joint compensation.

Withdrawals and Income Payments

Withdrawals and income payments are included in income except for the portion that represents a return of non-deductible purchase payments. This portion is generally determined based on a ratio of all non-deductible purchase payments to the total values of all your traditional IRAs.

Death Benefits

The death benefit is taxable to the recipient in the same manner as withdrawals and income payments.

Generally, if you die before required minimum distribution withdrawals have begun, we must make payment of your entire interest by December 31st of the year that contains the fifth anniversary of your death or begin making payments over a period and in a manner allowed by the Code to your beneficiary by December 31st of the year after your death.

If your spouse is your beneficiary, your spouse may delay the start of these payments until December 31 of the year in which you would have reached age 70 1/2. Alternatively, if your spouse is your beneficiary, he or she may elect to continue as "owner" of the Contract.

If you die after required distributions begin, payments must continue at least as rapidly as under the distribution method in effect at your death.

[GRAPHIC]
Roth IRA Annuities

General

Roth IRAs are different from other IRAs because you have the opportunity to enjoy tax-free earnings. However, you can only make after-tax purchase payments to a Roth IRA.

Purchase Payments

Roth IRA purchase payments are non-deductible and are limited to the lesser of 100% of compensation or $2,000 per year. You may contribute up to the annual purchase payment limit in 2000 if your modified adjusted gross income does not exceed $95,000 ($150,000 for married couples filing jointly). Purchase payment limits are phased out if your income is between:

  Annual purchase payments to your IRAs, including Roth IRAs, may not exceed the lesser of $2,000 or 100% of your "compensation" as defined by the Code, except for "spousal" IRAs.

              Status                                              Income
            ----------                                          ----------
            Individual                                       $95,000-$110,000
      Married filing jointly                                 $150,000-$160,000
     Married filing separately                                  $0-$10,000


 . Annual purchase payments limits do not apply to a rollover from a Roth IRA to another Roth IRA or a conversion from a Traditional IRA to a Roth IRA.

 . You can contribute to a Roth IRA after age 70 1/2.

 . If you exceed the purchase payment limits you may be subject to a tax penalty.

 . If certain conditions are met, you can change your Roth IRA contribution to a Traditional IRA before you file your income return (including filing extensions).

Withdrawals

Generally, withdrawals of earnings from Roth IRAs are free from Federal income tax if they meet the following two requirements:

[_] The withdrawal is made:

 . At least five taxable years after your first purchase payment to a Roth IRA, and

[_] The withdrawal is made:

 .  On or after the date you reach age 59 1/2;

 . Upon your death or disability; or

 . For a qualified first-time home purchase (up to $10,000).

Withdrawals of earnings which do not meet these requirements are taxable and a 10% penalty tax may apply if made before age 59 1/2.

Withdrawals from a Roth IRA are made first from purchase payments and then from earnings. Generally, you do not pay income tax on withdrawals of purchase payments. However, withdrawals of taxable converted amounts prior to age 59 1/2 will be subject to the 10% penalty tax (unless you meet an exception) if made within 5 taxable years of such conversion.

In addition, if you withdraw converted money in 1998, 1999 or 2000 which received the special four year income inclusion treatment discussed later, the withdrawal will be included in income in the year of the withdrawal (in addition to the amounts to be included under the four year income inclusion election). The total aggregate amount to be included in income shall not exceed the total taxable amount of the conversion.

The order in which money is withdrawn from a Roth IRA is as follows:

(All Roth IRAs owned by a taxpayer are combined for withdrawal purposes.)

[_] The first money withdrawn is any annual (non-conversion/rollover) contributions to the Roth IRA. These are received tax and penalty free.

[_] The next money withdrawn is from conversion/rollover contributions from a non-Roth IRA, on a first-in, first-out basis. For these purposes, distributions are treated as coming first from the taxable portion of the conversion/rollover contribution. As previously discussed, depending upon when it occurs, withdrawals of taxable converted amounts may be subject to a penalty tax, or result in the acceleration of inclusion of income.

[_] The next money withdrawn is from earnings in the Roth IRA. This is received tax-free if it meets the requirements previously discussed, otherwise it is subject to Federal income tax and an additional 10% penalty tax may apply if you are under age 59 1/2.

Conversion

If you are married but file separately, you may not convert an existing IRA into a Roth IRA.

You may convert/rollover an existing IRA to a Roth IRA if your adjusted gross income does not exceed $100,000 in the year you convert.

Except to the extent you have non-deductible IRA contributions, the amount converted from an existing IRA into a Roth IRA is taxable. Generally, the 10% withdrawal penalty does not apply to conversions/rollovers. (See exception discussed previously.) For conversions that occurred in 1998, you could have elected to include the taxable amount in income over a four year period beginning in 1998.

Unless you elect otherwise, amounts converted from a Traditional IRA to a Roth IRA will be subject to income tax withholding. The amount withheld is determined by the Code.

If you mistakenly convert or otherwise wish to change your Roth IRA contribution to a Traditional IRA contribution, the tax law now allows you to reverse your conversion provided you do so before you file your tax return for the year of the contribution and if certain conditions are met.

Death Benefits

Generally, when you die we must make payment of your entire interest within five years after the year of your death or begin payments as allowed by the Code to your beneficiary by December 31st of the year after your death.

If your spouse is your beneficiary, your spouse may delay the start of required payments until December 31st of the year in which you would have reached age 70 1/2.

Alternatively, if your spouse is your beneficiary, he or she may elect to continue as "owner" of the Contract.

[GRAPHIC]

Table of Contents for the Statement
of Additional Information

                                                      Page

Cover Page...........................................   1

Table of Contents....................................   1

Independent Auditors.................................   2

Services.............................................   2

Distribution of Certificates and Interests in the
  Deferred Annuities.................................   2

Experience Factor....................................   2

Variable Income Payments.............................   2

Investment Management Fees...........................   5

Performance Data and Advertisement of
  the Separate Account...............................   6

Voting Rights........................................   8

Financial Statements of the Separate Account.........  35

Financial Statements of MetLife......................  63

              [GRAPHIC]

Appendix

Premium Tax Table

If you are a resident of one of the following jurisdictions, the percentage amount listed by that jurisdiction is the premium tax rate applicable to your annuity.


                         Non-Qualified IRA,
                         Annuities     Annuities(1)

  California...........  2.35%         0.5%(2)

  Maine................  2.0%          --

  Nevada...............  3.5%          --

  Puerto Rico..........  1.0%          1.0%

  South Dakota.........  1.25%         --

  U.S. Virgin Islands..  5.0%          5.0%

  West Virginia........  1.0%          1.0%

  Wyoming..............  1.0%          --


-------
/1/Premium tax rates applicable to IRA Deferred Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting the requirements of Section 408(a) of the Code are included under the column heading "IRA Deferred Annuities."

/2/With respect to Deferred Annuities purchased for use in connection with individual retirement trust or custodial accounts meeting the requirements of
Section 408(a) of the Code, the annuity tax rate in California is 2.35% instead of 0.5%.

PEANUTS (C) United Feature
Syndicate, Inc.

(C) 2000 Metropolitan Life
Insurance Company

[GRAPHIC]
                           Request For a Statement of
                    Additional Information/Change of Address

If you would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

 . Metropolitan Life Separate Account E, Metropolitan Series Fund Inc. and New
  England Zenith Fund

 . I have changed my address. My current address is:

________________  Name ________________________________________________________
   (Contract
    Number)

                  Address _____________________________________________________

________________      _________________________________________________________
  (Signature)                                                                zip


Metropolitan Life Insurance Company
Attn: Brian Mack
Investment & Income Center, 4th Floor
485E US Highway 1 South
Iselin, NJ 08830

                                                           PRSRT
[LOGO OF METLIFE]                                           STD

                                                           U.S.
Metropolitan Life Insurance Company                       Postage
Johnstown Office, 500 Schoolhouse Road                     Paid
Johnstown, PA 15904-2914                                  METLIFE

APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

INTRODUCTION

The prospectus included in the Form N-4 for Metropolitan Life Separate Account E includes illustrations using various characters from the PEANUTS(Registered) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectus.

CHARACTERS

Snoopy -- A Beagle dog
Charlie Brown -- A little boy with zigzag pattern on shirt
Woodstock -- A small bird
Lucy -- A little brunette girl
Linus -- A younger little boy with stripped shirt (Lucy's brother)
Marcie -- A little brunette girl with glasses
Franklin -- A curly  haired  little boy
Pigpen -- A little boy with dust cloud and smudged face
Peppermint Patty -- An athletic girl with freckles, page boy haircut and sandals Sally -- A little blond girl with curls on top (Charlie Brown's sister)

                                                       PAGE
 1. Snoopy as MetLife Representative with briefcase                cover
    straightening bow tie

 2. Charlie Brown on step ladder looking at fold       Page 3      Table of Contents
    out map

 3. Snoopy in suit with pointer                        Page 4      Important Terms
                                                                   You Should Know

 5. Snoopy as MetLife Representative listening to      Page 16     MetLife
    crowd of Woodstocks

 6. Snoopy and Woodstock balanced on seesaw            Page 17     Variable Annuities

 7. Snoopy reading menu at restaurant table            Page 20     Your Investment
                                                                   Choices

 8. Linus building sand castle                         Page 22     Deferred Annuities

 9. The Equity Generator(Service Mark) icon--Safe      Page 23     The Equity Generator
    with arrow pointing to three dimensional graph

10. The Rebalancer(Service Mark) icon--A pie chart     Page 23     The Rebalancer
    with arrows around circumference

11. The Index Selector(Service Mark) icon--A world     Page 23     The Index Selector
    globe with arrows around it

12. The Allocator(Service Mark)--A hourglass with      Page 23     The Allocator
    safe in top portion with arrow to a three
    dimensional chart in the bottom portion

13. Snoopy as MetLife Representative typing at         Page 25     Allocation of Purchase
    computer                                                       Payments

14. Woodstock making calculations on paper with        Page 25     The Value of
    pencil                                                         Your Investment

                                                       PAGE
15. Marcie at desk with adding machine reviewing       Page 26    Calculating the Number of
                                                                  Accumulation Units

16. Charlie Brown struggling to reach into jar of      Page 27    Access to Your Money
    money

17. Snoopy as WWI flying ace dispatching Woodstocks    Page 28    Selecting a Payment Date
    with checks

18. Woodstock with accountant's visor and adding       Page 29    Separate Account Charge
    machine

19. Franklin with magnifying glass                     Page 31    When No Withdrawal Charge
                                                                  Applies

20. Marcie reading a paper                             Page 32    Free Look

21. Snoopy floating in innertube with glasses and      Page 42    Payout Options (or Income
    drink                                                         Options)

22. Snoopy lounging on beach chair with sunglasses     Page 42    Income Payment Types
    and drink

23. Woodstock writing out a check                      Page 43    Minimum Size of Your
                                                                  Income Payment

24. Woodstock moving money bag from one pile of        Page 45    Transfer Privilege
    money bags to another

25. Lucy with magnifying glass studying a piece of     Page 46    Charges
    paper

26. Charlie Brown receiving letter at mail box         Page 46    Purchase Payments

27. Charlie Brown listening on telephone               Page 47    Processing Transactions
                                                                  --By Telephone or
                                                                  Internet

28. "Colonial" Snoopy as town cryer                    Page 49    Performance

29. Snoopy as MetLife Representative shaking paw/      Page 51    Who Sells the
    wing with Woodstock                                           Deferred Annuities

30. Piggybank with "Do not open until age 59 1/2"      Page 52    Income Taxes--
    printed on side                                               General

31. Snoopy as "Uncle Sam" presenting a tax bill        Page 53    Income Taxes--
                                                                  Withdrawals

32. Snoopy as "Uncle Sam" collecting taxes from        Page 54    Income Taxes--
    Charlie Brown who is digging in his pockets                   Non-Qualified Annuities
    for money

33. Linus "walking" the hoop with "IRAs" on side       Page 57    Income Taxes--
                                                                  IRAs

34. Woodstock flying with check                        Page 60    Roth IRA Annuities--
                                                                  Withdrawals

35. Franklin, Snoopy, Charlie Brown, Lucy, Pigpen,     Page 62    Table of Contents
    Linus and Peppermint Patty                                    for the SAI

36. Lucy in her advice box with "TAXES--The Expert     Page 62    Annuity Tax Table
    is in" printed on it advising Peppermint Patty          64
    and Sally

                      Metropolitan Life Insurance Company
                     Metropolitan Life Separate Account E

                 MetLife Individual Variable Annuity Contracts

                      STATEMENT OF ADDITIONAL INFORMATION

                               Form N-4   Part B

                                    [date]

     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectuses for MetLife Deferred Annuities dated ________ and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life insurance Company, One Madison Avenue, New York 10010.

     A Statement of Additional Information for the Metropolitan Series Fund, Inc. and New England Zenith Fund (the "Zenith Fund") are attached at the end of this Statement of Additional Information.

     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectuses for MetLife Individual Annuity Contracts dated ________.


                              -------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Independent Auditors......................................................
Services..................................................................
Distribution of Certificates and Interests in the Deferred Annuities......
Experience Factor.........................................................
Variable Income Payments..................................................
Investment Management Fees................................................
Performance Data and Advertisement of the Separate Account................
Voting Rights.............................................................


Financial Statements of Separate Account..................................
Financial Statements of MetLife...........................................

                              -------------------

INDEPENDENT AUDITORS

     The financial statements for the period ended December 31, 2000 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.


DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE DEFERRED ANNUITIES

     MetLife is both the depositor and the underwriter (issuer) of the annuities.

     The certificates and interests in the Deferred Annuities are sold through individuals who are licensed life insurance sales representatives of MetLife. MetLife is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. They also are sold through other registered broker-dealers. They also may be sold through the mail or over the internet.


     The offering of all Deferred Annuities is continuous. Owners under Deferred Annuities may not be offered all investment choices. Each contract will indicate those investment choices available under the Deferred Annuity.

EXPERIENCE FACTOR

     We use the term "experience factor" to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the portfolio during the current Valuation Period, and subtract any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the valuation period which is the daily equivalent of the effective annual Separate Account Charge. This charge varies, depending on the class of the Deferred Annuity. The Charge does not exceed 0.0000342466 for the Standard Class with the base death benefit, 0.0000479452 for the Bonus Class with the base death benefit,
0.0000452055 for the C Class with the base death benefit and 0.0000397260 for the L Class with the base death benefit.

VARIABLE INCOME PAYMENTS

Assumed Investment Return (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 4% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

Amount of Income Payments

     The cash you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.

     The Deferred Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains fixed for the duration of the contract.

     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and Separate Account charges.

     Each Deferred Annuity provides that, when a pay-out option is chosen, the payment to the annuitant will not be less than the payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the annuitant that, at retirement, if the Fixed Income Option purchase rates for new single payment immediate contracts are significantly more favorable than the rates guaranteed by a Deferred Annuity, the annuitant will be given the benefit of the new rates.

Annuity Unit Value

     The Annuity Unit Value is calculated at the same time that the Accumulation Unit Value for Deferred Annuities is calculated and is based on the same change in investment performance in the Separate Account. (See "The Value of Your Income Payment" in the Prospectus.)

Calculating the Annuity Unit Value

     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and transfers are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying Portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

     To calculate an Annuity Unit Value, we first multiply the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. For an AIR of 4% and a one day Valuation Period, the factor is
 .99989255, which is the daily discount factor for an effective annual rate of 4%. (The AIR may be in the range of 3% to 6%, as defined in your Deferred Annuity and the laws in your state.) The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new Annuity Unit Value.

    The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments upon annuitization.

               Illustration of Calculation of Annuity Unit Value

1. Annuity Unit Value, beginning of period ........................ $ 10.20000

2. "Experience factor" for period .................................   1.023558

3. Daily adjustment for 4% of Assumed Investment Rate .............  .99989255

4. (2) X (3) ......................................................   1.023448

5. Annuity Unit Value, end of period (1) X (4) .................... $ 10.43917


                       Illustration of Annuity Payments
(Assumes the first monthly payment is made within 10 days of the issue date of the Income Annuity)
          Annuitant age 65, Life Annuity with 120 Payments Guaranteed

1. Number of Accumulation Units of Annuity Date ...................   1,500.00

2. Accumulation Unit Value ........................................ $ 11.80000

3. Accumulation Unit Value of the Deferred Annuity (1) X (2) ...... $17,700.00

4. First monthly income payment per $1,000 of Accumulation Value .. $     5.63

5. First monthly income payment (3) X (4) / 1,000 ................. $    99.65

6. Annuity Unit Value (see Illustration of Calculation of Annuity
Unit Value above as of Annuity Date ............................... $ 10.80000

7. Number of Annuity Units (5) / (6) .............................. $   101.22

8. Assume Annuity Unit Value for the second month equal to (10 days prior to payment) ................................................. $ 10.97000

9. Second monthly Annuity Payment (7) X (8) ....................... $   101.22

10. Assume Annuity Unit Value for third month equal to ............ $ 10.52684

11. Next monthly Annuity Payment (7) X (10) ....................... $    97.13

Determining the Variable Income Payment

   Variable income payments can go up or down based upon the investment performance of the investment provisions in the Separate Account. AIR is the rate used to determine the first variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the first variable income payment will be. Subsequent variable income payments increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower income variable income payments will increase more rapidly or decline more slowly as changes occur in the investment divisions.

INVESTMENT MANAGEMENT FEES

Metropolitan Life Insurance Company
-----------------------------------

     Each of the currently available Metropolitan Fund Portfolios pays us, the investment manager of the Metropolitan Fund, an investment management fee. The following table shows the fee schedules for the investment management fees for the Metropolitan Fund as a percentage per annum of the average net assets for each Portfolio:

                                                                  Investment
                                                                  Management
                                                                     Fee
                                              Average              Schedule--
                                             Daily Net              % Per
Portfolio                                     Assets                Annum
---------                                     ------                -----

State Street Research Growth              1st $500 Million            .55%
                                          next $500 million           .50%
                                          over $1 billion             .45%

State Street Research Income              1st $250 million            .35%
                                          next $250 million           .30%
                                          over $500 million           .25%

State Street Research Diversified         1st $500 million            .50%
                                          next $500 million           .45%
                                          over $1 billion             .40%

State Street Research                     1st $500 million            .75%
 Aggressive Growth                        next $500 million           .70%
                                          over $1 billion             .65%

Putnam Large Cap Growth                   1st $500 million            .80%
                                          next $500 million           .75%
                                          over $1 billion             .70%

State Street Research Aurora              1st $500 million            .85%
  Small Cap Value                         next $500 million           .80%
                                          over $1 billion             .75%

Putnam International Stock                1st $500 million            .90%
 (formerly Santander                      next $500 million           .85%
 International Stock)                     over $1 billion             .80%

Loomis Sayles High Yield Bond             All assets                  .70%

T. Rowe Price Small Cap Growth            1st $100 million            .55%
                                          next $300 million           .50%
                                          over $400 million           .45%

T. Rowe Price Large Cap Growth            1st $50 million             .70%
                                          over $50 million            .60%

Janus Mid Cap                             1st $100 million            .75%
                                          next $400 million           .70%
                                          over $500 million           .65%

Scudder Global Equity                     1st $50 million             .90%
                                          next $50 million            .55%
                                          next $400 million           .50%
                                          over $500 million          .475%

Harris Oakman Large Cap Value             1st $250 million            .75%
                                          over $250 million           .70%

Neuberger Berman Partners                 1st $100 million            .70%
                                          next $250 million          .675%
                                          next $500 million           .65%
                                          next $750 million          .625%
                                          over $1.6 billion           .60%

MetLife Stock Index                       All assets                  .25%

Lehman Brothers Aggregate Bond            All assets                  .25%
 Index

Russell 2000 Index                        All assets                  .25%

Morgan Stanley EAFE Index                 All assets                  .30%

MetLife Mid Cap Stock Index               All assets                  .25%

     We pay the following entities for providing services as sub-investment manager of the portfolio(s) indicated:

Sub-Investment Manager                             Portfolio(s)
----------------------                             -----------

State Street Research &                   State Street Research Income
 Management Company(1)                    State Street Research Diversified
                                          State Street Research Growth
                                          State Street Research
                                            Aggressive Growth
                                          State Street Research Aurora
                                            Small Cap Value

Putnam Investment                         Putnam Large Cap Growth
 Management, Inc.                         Putnam International Stock

Loomis, Sayles & Company,                 Loomis Sayles High Yield Bond
 L.P.

Janus Capital Corporation                 Janus Mid Cap

T. Rowe Price Associates, Inc.            T. Rowe Price Small Cap Growth
                                          T. Rowe Price Large Cap Growth

Scudder Kemper Investments, Inc.          Scudder Global Equity

Harris Associates, L.P.                   Harris Oakmark Large Cap Value

Neuberger Berman Management               Neuberger Berman Partners Mid Cap
 Incorporated                              Value

-----------
(1) State Street Research & Management Company is one of our subsidiaries.

     The Zenith Fund pays an investment management fee to New England Investment Management, Inc. ("NEIM") to serve as investment manager to the Davis Venture Value Series and the Loomis Sayles Small Cap Series.

     The Zenith Fund pays as a percentage per annum of average net assets the following:

                                                      Investment
                                                      Management
                                   Average               Fee
                                  Daily Net             % Per
                                   Assets               Annum
                                  ---------           ----------

Davis Venture Value             All Assets                 .75%
-------------------

Loomis Sayles Small Cap       1st $500 million           .90%
----------------------        over $500 million          .85%

     NEIM pays sub-investment advisory fees to Davis Selected Advisers, L.P. for the Davis Venture Value Series and Loomis Sayles & Company, L.P. for the Loomis Sayles Small Cap Series. These fees are solely the responsibility of the NEIM.

     The Metropolitan Fund and the Zenith Fund are more fully described in their respective prospectuses and the Statements of Additional Information that the prospectuses refer to. The Metropolitan Fund's and the Zenith Fund prospectuses are attached at the end of this prospectus.

     See the prospectuses for the Metropolitan Fund and Zenith Fund for a discussion of the different separate accounts of MetLife and its affiliated insurance companies that invest in the Metropolitan Fund and Zenith Fund and the risks related to that arrangement.

PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT

     From time to time we advertise the performance of various Separate Account investment divisions. For the investment divisions, this performance will be stated in terms of either yield "change in Accumulation Unit Value," "change in Annuity Unit Value" or "average annual total return" or some combination of the foregoing. Yield, Change in Accumulation Unit Value, change in Annuity Unit Value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Other yield figures quoted in advertisements, that is those other than the money market investment divisions, will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Change in Accumulation Unit Value or Annuity Unit Value refers to the comparison between values of accumulation units or annuity units over specified period in which an investment division has been in operation, expressed as a percentage and may also be expressed as an annualized figure. In addition, change in Accumulation Unit Value or Annuity Unit Value may be used to illustrate performance for a hypothetical investment (such as $10,000) over the time period specified. Yield and change in Accumulation Unit Value figures do not reflect the possible imposition of an early withdrawal charge for the Deferred Annuities, of up to 9% of the amount withdrawn attributable to a purchase payment, which may result in a lower figure being experienced by the investor. Average annual total return differs from the change in Accumulation Unit Value and Annuity Unit Value because it assumes a steady rate of return and reflects all expenses and applicable early withdrawal charges. Performance figures will vary among the various Deferred Annuities as a result of different Separate Account charges and early withdrawal charges.

     Performance may be calculated based upon historical performance of the underlying performance portfolios of the Metropolitan Fund, Zenith Fund, and may assume that the Deferred Annuities were in existence prior to their inception date. After the inception date, actual accumulation unit or annuity unit data is used.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(R) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Mid Cap 400 Index, the Standard & Poor's Small Cap 600 Index, the Russell 2000(R) Index, the Russell 2000 Growth Index, the Russell 2000(R) Value Index, the Russell 1000 Growth Index, the Lehman Brothers, Aggregate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch High Yield Bond Index, the Morgan Stanley Capital International All Country World Index and the Morgan Stanley Capital International Europe, Australasia, Far East Index.

     Performance may be shown for certain investment strategies that are made available under the Deferred Annuities. The first is the "Equity Generator." Under the "Equity Generator," an amount equal to the interest earned during a specified interval (i.e., monthly, quarterly) in the Fixed Interest Account is transferred to an investment division. The second strategy is the "Index Selector/SM/". Under this strategy, once during a specified period (i.e., quarterly, annually) transfers are made among the Lehman Brothers Aggregate Bond Index, MetLife Stock Index, Morgan Stanley EAFE(R) Index, Russell 2000(R) Index and MetLife Mid Cap Stock Index. Divisions and the Fixed Account in order to bring the percentage of the total Account Balance in each of these investment divisions and Fixed Account back to the current allocation of your choice of one of several asset allocation models. The elements which form the basis of the models are provided by MetLife which may rely on a third party for its expertise in creating appropriate allocations. The models are designed to correlate to various risk tolerance levels associated with investing and are subject to change from time to time.

     An "Equity Generator Return"
or "Index Selector Return" for each asset allocation model will be calculated by presuming a certain dollar value at the beginning of a period and comparing this dollar value with the dollar value, based on historical performance, at the end of the period, expressed as a percentage. The "Return" in each case will assume that no withdrawals have occurred. We may also show Index Selector investment strategies using other investment divisions for which these strategies are made available in the future. If we do so, performance will be calculated in the same manner as described above, using the appropriate account and/or investment divisions.

VOTING RIGHTS

     In accordance with our view of the present applicable law, we will vote the shares of each of the portfolios held by the Separate Account (which are deemed attributable to all the Deferred Annuities described in the Prospectus) at regular and special meetings of the shareholders of the portfolio based on instructions received from those having the voting interest in corresponding investment divisions of the Separate Account. However, if the 1940 Act or any rules thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the portfolios in our own right, we may elect to do so.

     Accordingly, you have voting interests under all the Deferred Annuities described in the Prospectuses. The number of shares held in each Separate Account investment division deemed attributable to you is determined by dividing the value of accumulation or annuity units attributable to you in that investment division, if any, by the net asset value of one share in the portfolio in which the assets in that Separate Account investment division are invested. Fractional votes will be counted. The number of shares for which you have the right to give instructions will be determined as of the record date for the meeting.

     Portfolio shares held in each registered separate account of MetLife or any affiliate that are or are not attributable to life insurance policies or annuity deferred annuities (including all the Deferred Annuities described in the Prospectuses) and for which no timely instructions are received will be voted in the same proportion as the shares for which voting instruction are received by that separate account. Portfolio shares held in the general accounts or unregistered separate accounts of MetLife or its affiliates will be voted in the same proportion as the aggregate of (i) the shares for which voting instructions are received and (ii) the shares that are voted in proportion to such voting instructions. However, if we or an affiliate determine that we are permitted to vote any such shares, in our own right, we may elect to do so subject to the then current interpretation of the 1940 Act or any rules thereunder.

     You will be entitled to give instructions regarding the votes attributable to your Deferred Annuity, in your sole discretion.

     You may give instructions regarding, among other things, the election of the board of directors, ratification of the election of independent auditors, and the approval of investment and sub-investment managers.

Disregarding voting instructions

     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies for any investment adviser or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's or Fund's boards of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

     In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

                                    PART II
                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

         The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):

            Metropolitan Life Separate Account E
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 1999 and 2000
               Statements of Assets and Liabilities
               Statements of Operations
               Statements of Changes in Net Assets
               Notes to Financial Statements

            Metropolitan Life Insurance Company
               Independent Auditors' Report
               Financial Statements for the Years Ended December 31, 2000, 1999 and 1998

               Consolidated Balance Sheets
               Consolidated Statements of Income
               Consolidated Statements of Cash Flow
               Consolidated Statements of Equity
               Notes to Consolidated Financial Statements

     (B) EXHIBITS



     (1)          -- Resolution of the Board of Directors of Metropolitan Life
                     establishing Separate Account E.(1)
     (2)          -- Not applicable.
     (3)(a)       -- Not applicable.
     (b)          -- Form of Selected Broker Agreement.(1)
     (4)          -- Form of Deferred Annuity Contract.(7)
     (5)          -- Application Form for the Deferred Annuity (8)
     (6)          -- Charter and By-Laws of Metropolitan Life.(1,5)
     (7)          -- Not applicable.
     (8)          -- Not applicable.
     (9)          -- Opinion and consent of counsel as to the legality of the securities being registered.(8)
    (10)          -- Consent of Auditors (8)
    (11)          -- Not applicable.
    (12)          -- Not applicable.
    (13)(a)       -- Powers of Attorney.(1,2,3,4,6)
------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. Power of Attorney for Virginia M. Wilson filed with Pre-Effective Amendment No. 2 to Registration Statement 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on November 1, 1999. As incorporated herein by reference.

5. Filed with Post Effective Amendment No. 29 to Registration Statement No. 333-80547/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 7, 2000, as incorporated herein by reference.

6. Power of Attorney for William C. Steere, Jr. filed with Post-Effective Amendment No. 18 to Registration Statement No. 33-57320 for Metropolitan Life Separate Account UL on Form S-6 on April 23, 1999. As incorporated herein by reference.

7. Filed herewith.

8. To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Robert H. Benmosche...... Chairman of the Board, President and      Chairman, President,
                          Chief Executive Officer, MetLife, Inc.    Chief Executive
                          and Metropolitan Life Insurance Company,  Officer and Director
                          One Madison Avenue,
                          New York, NY 10010.

Curtis H. Barnette....... Chairman Emeritus and Chief Executive     Director
                          Officer, Bethlehem Steel Corporation,
                          1170 Eighth Avenue,
                          Martin Tower 101,
                          Bethlehem, PA 18016-7699.

Gerald Clark............. Vice-Chairman of the Board and            Vice-Chairman,
                          Chief Investment Officer, MetLife, Inc.   Chief Investment Officer
                          and Metropolitan Life Insurance Company,  and Director
                          One Madison Avenue,
                          New York, NY 10010.

Joan Ganz Cooney......... Chairman, Executive Committee,            Director
                          Sesame Workshop,
                          One Lincoln Plaza,
                          New York, NY 10023.

John C. Danforth......... Partner                                   Director
                          Bryan Cave LLP,
                          One Metropolitan Square
                          211 North Broadway,
                          Suite 3600,
                          St. Louis, MO 63102.

Burton A. Dole, Jr....... Retired Chairman, President and           Director
                          Chief Executive Officer,
                          Puritan Bennett,
                          2200 Faraday Avenue,
                          Carlsbad, CA 92008-7208.

James R. Houghton........ Chairman of the Board                     Director
                          Emeritus and Director,
                          Corning Incorporated,
                          80 East Market Street, 2nd Floor,
                          Corning, NY 14830.

Harry P. Kamen........... Retired Chairman and Chief Executive      Director
                          Officer,
                          Metropolitan Life Insurance Company,
                          One Madison Avenue,
                          New York, NY 10010.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
          ----                     ----------------------           ---------------------
Helene L. Kaplan......... Of Counsel, Skadden, Arps, Slate,         Director
                          Meagher and Flom,
                          Four Times Square,
                          New York, NY 10036.

Charles M. Leighton...... Retired Chairman of the Board and Chief   Director
                          Executive Officer,
                          CML Group, Inc.,
                          524 Main Street,
                          Bolton, MA 01720.

Allen E. Murray.......... Retired Chairman of the Board and         Director
                          Chief Executive Officer,
                          Mobil Corporation,
                          375 Park Avenue, Suite 2901,
                          New York, NY 10152.

Stewart G. Nagler........ Vice-Chairman of the Board and            Vice-Chairman, Chief
                          Chief Financial Officer, MetLife, Inc.    Financial Officer
                          and Metropolitan Life Insurance Company,  and Director
                          One Madison Avenue,
                          New York, NY 10010.

John J. Phelan, Jr....... Former Chairman and                       Director
                          Chief Executive Officer,
                          New York Stock Exchange,
                          108 Forest Avenue
                          Locust Valley, NY 11560.

Hugh B. Price............ President and Chief Executive Officer,    Director
                          National Urban League, Inc.,
                          120 Wall Street, 7th & 8th Floors,
                          New York, NY 10005.

Ruth J. Simmons, Ph.D.... President,                                Director
                          Smith College,
                          College Hall 20,
                          Northhampton, MA 01063.

William C. Steere, Jr.... Chairman of the Board and                 Director
                          Chief Executive Officer,
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10016

     Set forth below is a list of the executive officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.



       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
       ---------------                  -------------------------------

Robert H. Benmosche........... Chairman, Chief Executive Officer and Director
Gerald Clark.................. Vice-Chairman, Chief Investment Officer and
                               Director
Stewart G. Nagler............. Vice-Chairman, Chief Financial Officer and
                               Director
Gary A. Beller................ Senior Executive Vice-President and General
                               Counsel
James H. Benson............... President, Individual Business; Chairman, Chief
                               Executive Officer and President, New England
                               Life Insurance Company
C. Robert Henrikson........... President, Institutional Business
Catherine A. Rein............. Senior Executive Vice-President; President and
                               Chief Executive Officer of Metropolitan Property and Casualty Insurance Company
Stanley J. Talbi.............. Senior Vice President and Chief Actuary
William J. Toppeta............ President, Client Services and Chief
                               Administrative Officer
John H. Tweedie............... Senior Executive Vice-President
Lisa M. Weber................. Executive Vice-President
Judy E. Weiss................. Executive Vice-President

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company, which is a wholly-owned subsidiary of MetLife Inc. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

              ORGANIZATIONAL STRUCTURE OF METLIFE AND SUBSIDIARIES
                            AS OF SEPTEMBER 30, 2000

Metropolitan Life Insurance Company ("Metropolitan") is a wholly-owned subsidiary of MetLife, Inc, a publicly-traded company. The following is a list of subsidiaries of Metropolitan updated as of September 30, 2000. Metropolitan sold its interests in Nvest Corporation and all of Nvest Corporation affiliates on October 30, 2000. Nvest Corporation and its affiliates and the note following the list that refers to Nvest Corporation and its affiliates are marked with an asterisk (*). Those entities which are listed at the left margin (labelled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by the irrespective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.   Metropolitan Tower Corp. (DE)

     1.   Metropolitan Property and Casualty Insurance Company (RI)

          a.   Metropolitan Group Property and Casualty Insurance Company (RI)

               i.   Metropolitan Reinsurance Company (U.K.) Limited (Great
                    Britain)

          b.   Metropolitan Casualty Insurance Company (RI)

          c.   Metropolitan General Insurance Company (RI)

          d.   Metropolitan Direct Property and Casualty Insurance Company (GA)

          e.   MetLife Auto & Home Insurance Agency, Inc. (RI)

          f.   Metropolitan Lloyds, Inc. (TX)

          g.   Met P&C Managing General Agency, Inc. (TX)

          h.   Economy Fire & Casualty Company (RI)

               i.   Economy Preferred Insurance Company (RI)

               ii.  Economy Premier Assurance Company (RI)

     2.   Metropolitan Insurance and Annuity Company (DE)

          a.   MetLife Europe I, Inc. (DE)

          b.   MetLife Europe II, Inc. (DE)

          c.   MetLife Europe III, Inc. (DE)

          d.   MetLife Europe IV, Inc. (DE)

          e.   MetLife Europe V, Inc. (DE)

     3.   MetLife General Insurance Agency, Inc. (DE)

          a.   MetLife General Insurance Agency of Alabama, Inc. (AL)

          b.   MetLife General Insurance Agency of Kentucky, Inc. (KY)

          c.   MetLife General Insurance Agency of Mississippi, Inc. (MS)

          d.   MetLife General Insurance Agency of Texas, Inc. (TX)

          e.   MetLife General Insurance Agency of North Carolina, Inc. (NC)

          f.   MetLife General Insurance Agency of Massachusetts, Inc. (MA)

     4.   Metropolitan Asset Management Corporation (DE)

          a. MetLife Capital, Limited Partnership (DE). Partnership interests in MetLife Capital, Limited Partnership are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

          b. MetLife Capital Credit L.P. (Delaware). Partnership interests in MetLife Capital Credit L.P. are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

               1.   MetLife Capital CFLI Holdings, LLC (DE)

                    a.   MetLife Capital CFLI Leasing, LLC (DE)

          c. MetLife Financial Acceptance Corporation (DE). Metropolitan Asset Management Co. Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the non voting common stock of MetLife Financial Acceptance Corporation.

          d. MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

          e. MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

          f. MetLife Investments, S.A. (Argentina) 23rd Street Investment, Inc. holds one share of MetLife Investments, S.A.

     5.   SSRM Holdings, Inc. (DE)

          a. State Street Research & Management Company (DE) is the sub-investment manager for the State Street Research Aggressive Growth Portfolio, State Street Research Diversified Portfolio, State Street Research Growth Portfolio, State Street Research Income Portfolio and State Street Research Aurora Small Cap Value Portfolio of Metropolitan Series Fund, Inc.

               i.   State Street Research Investment Services, Inc. (MA)

          b.   SSR Realty Advisors, Inc. (DE)

               i.   Metric Management Inc. (DE)

               ii.  Metric Property Management, Inc. (DE)

                    1. Metric Realty (DE). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

                    2. Metric Colorado, Inc. (CO). Metric Property Management, Inc. holds 80% of the common stock of Metric Colorado, Inc.

               iii. Metric Capital Corporation (CA)

               iv.  Metric Assignor, Inc. (CA)

               v.   SSR AV, Inc. (DE)

     6.   MetLife Holdings, Inc. (DE)

          a.   MetLife Funding, Inc. (DE)

          b.   MetLife Credit Corp. (DE)

     7.   Metropolitan Tower Realty Company, Inc. (DE)

     8.   Security First Group, Inc. (DE)

          a.   Security First Life Insurance Company (DE)

          b.   Security First Insurance Agency, Inc. (MA)

          c.   Security First Insurance Agency, Inc. (NV)

          d.   Security First Group of Ohio, Inc. (OH)

          e.   Security First Financial, Inc. (DE)

          f.   Security First Investment Management Corporation (DE)

          g.   Security First Financial Agency, Inc. (TX)

     9.   Natiloportem Holdings, Inc. (DE)

          a. Services Administrativos Gen, S.A. de C.V. One Share of Servicos Administrativos Gen. S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

     10.  Metlife CC Holding Company (DE)

          a. Conning Corporation (MO) 60.4% of the voting shares of Conning Corporation are held by MetLife CC Holding Company and 39.6% are held by Gen Am Holding Company.

               i.   Conning, Inc. (DE)

                    (1.) Conning & Company (CT)

                    (a)  Conning Asset Management Company (MO)

                    (b) American Horizon Holdings Inc. (DE) 28.6% of the shares of American Horizon Holdings Inc. are held by Metropolitan Property and Casualty Insurance Company.

                         (i)  American Horizon Services, Inc. (DE)

                         (ii) American Horizon Property & Casualty Insurance
                              Company. (IL)

                              (1.) Texas American Horizon Insurance Services
                                   Agency, Inc. (TX)

                         (iii) American Horizon Insurance Company (AZ)

                              (1.) American Horizon General Agency, Inc. (FL)

     B.   Metropolitan Tower Life Insurance Company (DE)

     C.   MetLife Security Insurance Company of Louisiana (LA)

     D.   MetLife Texas Holdings, Inc. (DE)

          1.   Texas Life Insurance Company (TX)

               a.   Texas Life Agency Services, Inc. (TX)

               b.   Texas Life Agency Services of Kansas, Inc. (KS)

     E.   MetLife Securities, Inc. (DE)

     F.   23rd Street Investments, Inc. (DE)

          1. Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR.

          2. Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance

               Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

               a.   Coating Technologies International, Inc (DE).

          3. Mezzanine Investment Limited Partnership-8. (DE) 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-8. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-8.

     G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

          1.   Seguros Genesis, S.A. (Spain)

          2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

     H.   MetLife Saengmyoung Insurance Company Ltd. (Korea).

     I.   Metropolitan Life Seguros de Vida S.A. (Argentina)

     J.   Metropolitan Life Seguros de Retiro S.A. (Argentina).

     K.   MetLife Holdings Luxembourg S.A. (Luxembourg)

     L.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

     M.   MetLife International Holdings, Inc. (DE)

          1.   MetLife Insurance Company of the Philippines, Inc. (Philippines).

     N.   Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

     O.   Metropolitan Marine Way Investments Limited (Canada)

     P. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (94.3%) and by an entity (5.7%) unaffiliated with Metropolitan.

     Q. Seguros Genesis S.A. (Mexico) Metropolitan holds 85.49%, Metropolitan Tower Corp. holds 7.31% and Metropolitan Asset Management Corporation holds 7.20%.

     R.   Metropolitan Life Seguros de Vida S.A. (Uruguay).

     S.   Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)

     T.   MetLife (India) Private Ltd.

     U.   Hyatt Legal Plans, Inc. (DE)

          1.   Hyatt Legal Plans of Florida, Inc. (FL)

     V. One Madison Merchandising L.L.C. (CT) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows:
          Metropolitan Life Insurance Company owns 99% and Metropolitan Tower Corp. owns 1%.

     W.   Metropolitan Realty Management, Inc. (DE)

          1.   Edison Supply and Distribution, Inc. (DE)

          2.   Cross & Brown Company (NY)

               a.   CBNJ, Inc. (NJ)

     X.   MetPark Funding, Inc. (DE)

     Y.   Transmountain Land & Livestock Company (MT)

     Z.   MetLife Trust Company, National Association. (United States)

     A.A. Benefit Services Corporation (GA)

     A.B. G.A. Holding Corporation (MA)

     A.C. CRH., Co, Inc. (MA)

     A.D. 334 Madison Euro Investments, Inc.

          1. Park Twenty Three Investments Company* 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited

               a. Convent Station Euro Investments Four Company. 1% voting control of Convert Station Euro Investments Four Company (United Kingdom) is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

     A.E. L/C Development Corporation (CA)

     A.F. One Madison Investments (Cayco) Limited (Cayman Islands). 1% Voting
          Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.

     A.G. New England Portfolio Advisors, Inc. (MA)

     A.H. CRB Co., Inc. (MA). (*AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.)

     A.I. Grand Cathay Securities Investment Trust Co. Ltd. (Hong Kong)
          Metropolitan Life Insurance Company owns 20% of Grand Cathay Securities Investment Trust Co. Ltd. (*Nvest Companies L.P. owns 14.81% of voting control of Grand Cathay Securities Investment Trust Co., Ltd.)

     A.J. Mercadian Capital L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Capital L.P.

     A.K. Mercadian Funding L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Funding L.P.

     A.L. St. James Fleet Investments Two Limited (Cayman Islands). Metropolitan
          Life Insurance Company owns 34% of St. James Fleet Investments Two Limited.

     A.M. MetLife New England Holdings, Inc. (DE)

          1.   Fulcrum Financial Advisors, Inc. (MA)

          2.   New England Life Insurance Company (MA)

               a.   New England Life Holdings, Inc. (DE)

                    i.   New England Securities Corporation (MA)

                         (1)  Hereford Insurance Agency, Inc. (MA)

                         (2)  Hereford Insurance Agency of Alabama, Inc. (AL)

                         (3)  Hereford Insurance Agency of Idaho, Inc. (ID)

                         (4)  Hereford Insurance Agency of Minnesota, Inc. (MN)

                         (5)  Hereford Insurance Agency of New Mexico, Inc. (NM)

                         (6)  Hereford Insurance Agency of Wyoming, Inc (WY).

                    ii.  TNE Information Services, Inc. (MA)

                         (1)  First Connect Insurance Network, Inc. (DE)

                         (2)  Interactive Financial Solutions, Inc. (MA)

                    iii. N.L. Holding Corp. (DEL) (NY)

                         (1)  Nathan & Lewis Securities, Inc. (NY)

                         (2)  Nathan & Lewis Associates, Inc. (NY)

                              (a)  Nathan and Lewis Insurance Agency of
                                   Massachusetts, Inc. (MA)

                              (b)  Nathan and Lewis Associates of Texas, Inc.
                                   (TX)

                         (3)  Nathan & Lewis Associates-Arizona, Inc. (AZ)

                         (4)  Nathan & Lewis of Nevada, Inc. (NV)

                    iv.  New England Investment Management Inc.

               b.   Exeter Reassurance Company, Ltd. (MA)

               c.   Omega Reinsurance Corporation (AZ)

               d.   New England Pension and Annuity Company (DE)

               e.   Newbury Insurance Company, Limited (Bermuda)

     3.   *Nvest Corporation (MA)

          a. *Nvest, L.P. (DE) Nvest Corporation holds a 1.69% general partnership interest and MetLife New England Holdings, Inc. 3.19% general partnership interest in Nvest, L.P.

          b. *Nvest Companies, L.P. (DE). Nvest Corporation holds a 0.0002% general partnership interest in Nvest Companies, L.P. Nvest, L.P. holds a 14.64% general partnership interest in Nvest Companies, L.P. Metropolitan holds a 47.10% limited partnership interest in Nvest Companies, L.P.

          i.   *Nvest Holdings, Inc. (DE)

               (1)  *Back Bay Advisors, Inc. (MA)

                    (a)  *Back Bay Advisors, L.P. (DE)
                         Back Bay Advisors, Inc. holds a 1% general partner interest and NEIC Holdings, Inc. holds a 99% limited partner interest in Back Bay Advisors, L.P.

               (2)  *R & T Asset Management, Inc. (MA)

                    (a)  *Reich & Tang Distributors, Inc. (DE)

                    (b)  *Reich & Tang Asset Management.
                         R & T Asset Management, Inc. holds a 0.5% general partner interest and NEIC Holdings, Inc. hold a 99.5% limited partner interest in Reich & Tang Asset Management, L.P.

                    (c)  *Reich & Tang Services, Inc. (DE)

               (3)  *Loomis, Sayles & Company, Inc. (MA)

                    (a)  *Loomis Sayles & Company, L.P. (DE)
                         Loomis Sayles & Company, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in Loomis Sayles & Company, L.P.

                         i.   *Loomis Sayles (Australia) Holdings, LLC
                              (1) Loomis Sayles (Australia) Pty Limited

                         ii.  *Loomis Sayles Distributors, L.P.

                         iii. *Loomis Sayles Distributors, Inc.

                         iv.  *Loomis Sayles (Euro) Limited

                   (4)  *Westpeak Investment Advisors, Inc. (MA)

                   (a)  *Westpeak Investment Advisors, L.P. (DE) Westpeak
                         Investment Advisors, Inc. holds a 1% general partner interest and Reich & Tang holds a 99% limited partner interest in Westpeak Investment Advisors, L.P.

                        (i) *Westpeak Investment Advisors Australia Limited Pty.

               (5)  *Vaughan, Nelson Scarborough & McCullough (DE)

                    (a)  *Vaughan, Nelson Scarborough & McCullough, L.P. (DE)
                          VNSM, Inc. holds a 1% general partner interest and Reich & Tang Asset Management, Inc. holds a 99% limited partner interest in Vaughan, Nelson Scarborough & McCullough, L.P.

                         (i)  *VNSM Trust Company

               (6)  *MC Management, Inc. (MA)

                    (a)  *MC Management, L.P. (DE)
                          MC Management, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in MC Management, L.P.

               (7)  *Harris Associates, Inc. (DE)

                    (a)  *Harris Associates Securities L.P. (DE)
                          Harris Associates, Inc. holds a 1% general partner interest and Harris Associates L.P. holds a 99% limited partner interest in Harris Associates Securities, L.P.

                    (b)  *Harris Associates L.P. (DE)
                          Harris Associates, Inc. holds a 0.33% general partner interest and NEIC Operating Partnership, L.P. holds a 99.67% limited partner interest in Harris Associates L.P.

                         (i)  *Harris Partners, Inc. (DE)

                         (ii) *Harris Partners L.L.C. (DE)
                               Harris Partners, Inc. holds a 1% membership interest and Harris Associates L.P. holds a 99% membership interest in Harris Partners L.L.C.

                              (1)  *Aurora Limited Partnership (DE)
                                    Harris Partners L.L.C. holds a 1% general partner interest

                              (2)  *Perseus Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (3)  *Pleiades Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (4)  *Stellar Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (5)  *SPA Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

               (8)  *NEF Corporation (MA)

                    (a)  *New England Funds, L.P. (DE) NEF Corporation holds a
                          1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds, L.P.

                    (b) *New England Funds Management, L.P. (DE) NEF Corporation holds a 1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds Management, L.P.

                    (c)  *Nvest Services Company, Inc.

               (9)  *AEW Capital Management, Inc. (DE)

                    (a) *AEW Securities, L.P. (DE) AEW Capital Management, Inc. holds a 1% general partnership and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Securities, L.P.

                    (b)  *AEW Capital Management L.P. (DE)

                         New England Investment Companies, L.P. holds a 99% limited partner interest and AEW Capital Management, Inc. holds a 1% general partner interest in AEW Capital Management, L.P.

                         (i)  *AEW II Corporation (MA)

                         (ii) *AEW Partners III, Inc. (DE)

                         (iii) *AEW Partners IV, Inc.

                         (iv) *AEW TSF, Inc. (DE)

                         (v)  *AEWPN, LLC (DE)

                         (vi) *AEW Curzon Limited

                         (vii) *AEW Investment Group, Inc. (MA)

                              (1) *Copley Public Partnership Holding, L.P. (MA) AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in Copley Public Partnership Holding, L.P.

                              (2) *AEW Management and Advisors L.P. (MA) AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Management and Advisors L.P.

                              (3)  *AEW Real Estate Advisors, Inc. (MA)

                                   (i)  *AEW Advisors, Inc. (MA)

                                   (ii) *Copley Properties Company, Inc. (MA)

                                   (iii) *Copley Properties Company II, Inc.
                                         (MA)

                                   (iv) *Copley Properties Company III, Inc.
                                        (MA)

                                   (v)  *Fourth Copley Corp. (MA)

                                   (vi) *Fifth Copley Corp. (MA)

                                   (vii) *Sixth Copley Corp. (MA)

                                   (viii) *Seventh Copley Corp. (MA).

                                   (ix) *Eighth Copley Corp. (MA).

                                   (x)  *Second Income Corp. (MA).

                                   (xi) *Third Income Corp. (MA).

                                   (xii) *Fourth Income Corp. (MA).

                                          (xiii) *Third Singleton Corp. (MA).

                                          (xiv) *Fourth Singleton Corp. (MA)

                                     (xv) *Fifth Singleton Corp. (MA)

                                     (xvi) *Sixth Singleton Corp. (MA).

                                     (xvii) *BCOP Associates L.P. (MA) AEW Real
                                            Estate Advisors, Inc. holds a 1%
                                            general partner interest in BCOP
                                            Associates L.P.

                                (4)  *CREA Western Investors I, Inc. (MA)

                                (5)  *CREA Investors Santa Fe Springs, Inc. (MA)

                         (viii) *AEW Real Estate Advisors, Limited Partnership
                                (MA) AEW Real Estate Advisors, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Real Estate Advisors, Limited Partnership.

                         (ix) *AEW Hotel Investment Corporation (MA)

                              (1.) *AEW Hotel Investment, Limited Partnership
                                   (MA) AEW Hotel Investment Corporation holds a 1% general partnership interest and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Hotel Investment, Limited Partnership.

                    (10) *Nvest Associates, Inc.

                    (11) *Snyder Capital Management, Inc.

                         (a) *Snyder Capital Management, L.P. NEIC Operating Partnership holds a 99.5% limited partnership interest and Snyder Capital Management Inc. holds a 0.5% general partnership interest.

                    (12) *Jurika & Voyles, Inc.

                         (a) *Jurika & Voyles, L.P NEIC Operating Partnership, L.P. holds a 99% limited partnership interest and Jurika & Voyles, Inc. holds a 1% general partnership interest.

                    (13) *Nvest Partnerships, LLC ( )

                    (14) *Kobrick Funds LLC

          A.N. GenAmerica Financial Corporation (MO)

               1.   General American Life Insurance Company (MO)

                    a.   Paragon Life Insurance Company (MO)

                    b.   Security Equity Life Insurance Company (NY)

                    c.   Cova Corporation (MO)

                         i.   Cova Financial Services Life Insurance Company
                              (MO)

                              (1)  Cova Financial Life Insurance Company (CA)

                              (2)  First Cova Life Insurance Company (NY)

                         ii.  Cova Life Management Company (DE)

                              (1)  Cova Investment Advisory Corporation (IL)

                              (2)  Cova Investment Allocation Corporation (IL)

                              (3)  Cova Life Sales Company (DE)

                              (4)  Cova Life Administration Services Company
                                   (IL)

                    d.   General Life Insurance Company (TX)

                         i.   General Life Insurance Company of America (IL)

                    e.   Equity Intermediary Company (MO)

                         i. Reinsurance Group of America, Incorporated. (MO) 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company. 48.3% is held by GenAmerica Financial Corporation.

                              (1)  Reinsurance Company of Missouri Incorporated
                                   (MO)

                                   a.   RGA Reinsurance Company (MO)

                                   b.   Fairfield Management Group, Inc. (MO)

                                        i.   Reinsurance Partners, Inc. (MO)

                                        ii.  Great Rivers Reinsurance
                                             Management, Inc. (MO)

                                        iii. RGA (U.K.) Underwriting Agency
                                             Limited (United Kingdom)

                              (2) Triad Re, Ltd. (Barbados) Reinsurance Group of America, Incorporated owns 100% of the preferred stock of Triad RE, Ltd. and 67% of the common stock.

                              (3)  RGA Americas Reinsurance Company, Ltd.
                                   (Barbados)

                              (4)  RGA Reinsurance Company (Barbados) Ltd.
                                   (Barbados)

                                   (a)  RGA Financial Group, L.L.C. (DE)

                              (5)  RGA International Ltd. (Canada)

                                   (a)  RGA Financial Products Limited (Canada)

                                   (b)  RGA Canada Management Company, Ltd.
                                        (Canada)

                                        (i)  RGA Life Reinsurance Company of
                                             Canada (Canada)

                              (6)  Benefit Resource Life Insurance Company
                                   (Bermuda) Ltd. (Bermuda)

                              (7)  RGA Holdings Limited (United Kingdom)

                                   (a)  RGA Managing Agency Limited (United
                                        Kingdom)

                                   (b)  RGA Capital Limited (United Kingdom)

                                   (c)  RGA Reinsurance (UK) Limited (South
                                        America)

                              (8) RGA South African Holdings (Pty) Ltd. (South America)

                                   (a)  RGA Reinsurance Company of South Africa
                                        Limited (Australia)

                              (9)  RGA Australian Holdings Pty Limited
                                   (Australia)

                                   (a)  RGA Reinsurance Company of Australia
                                        Limited (Australia)

                              (10) General American Argentina Seguros de Vida,
                                   S.A. (Argentina)

                              (11) RGA Argentina, S.A. (Argentina)

                              (12) Regal Atlantic Company (Bermuda) Ltd.
                                   (Bermuda)

                              (13) Malaysia Life Reinsurance Group Berhad.
                                   (Malaysia) Reinsurance Group of America,
                                   Incorporated owns 30% of Malaysia Life
                                   Reinsurance Group Berhad.

                    f.   GenAm Holding Company (DE)

                         i.   Genelco Incorporated (MO)

                         ii.  Genelco Asia Pacifica Limited (Hong Kong)

                         iii. Genelco de Mexico S.A. de C.V. (Mexico) 99% of the
                              shares of Genelco de Mexico S.A. de C.V. are held by Genelco Incorporated and 1% is held by General American Life Insurance Company.

                         iv.  White Oak Royalty Company (OK)

                         v.   GenMark Incorporated (MO)

                              (a)  Stan Mintz Associates, Inc. (WI)

                              (b)  GenMark Insurance Agency of Alabama, Inc.
                                   (AL)

                              (c) GenMark Insurance Agency of Massachusetts, Inc. (MA)

                              (d)  GenMark Insurance Agency of Ohio, Inc. (OH)

                              (e)  GenMark Insurance Agency of Texas, Inc. (TX)

     2.   Collaborative Strategies, Inc. (MO)

     3.   Virtual Finances.Com, Inc. (MO)

     4.   Missouri Reinsurance (Barbados) Inc. (Barbados)

     5.   GenAmerica Capital I (DE)

     6. GenAmerica Management Corporation (MO) 22.5% of the voting shares of the GenAmerica Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the GenAmerica Management Corporation are owned by A.G. Edwards. 67% of the common stock is owned by GenAmerica Financial Corporation.

     7.   Walnut Street Securities, Inc. (MO)

          a.   WSS Insurance Agency of Alabama, Inc. (AL)

          b.   WSS Insurance Agency of Massachusetts, Inc. (MA)

          c.   WSS Insurance Agency of Nevada, Inc. (NV)

          d.   WSS Insurance Agency of Ohio, Inc. (OH)

          e.   WSS Insurance Agency of Texas, Inc. (TX)

          f.   Walnut Street Advisers, Inc. (MO)

     A.O. Metropolitan Life Ubezpieczenna Zycie S.A. (Poland)

     A.P. MetLife Central European Services Spolka z Organiczona odpowiedzialmoscia (Poland)

In addition to the entities listed above, Metropolitan (or where indicated an affiliate) also owns an interest in the following entities, among others:

     The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

     In addition to the entities shown on the organizational chart, Metropolitan (or where indicated, a subsidiary) also owns interests in the following entities:

          1) CP&S Communications, Inc., a New York corporation, holds federal radio communications licenses for equipment used in Metropolitan-owned facilities and airplanes. It is not engaged in any business.

          2) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

          3) *Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

          4) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

          5) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP.
     (DEL), an indirect wholly owned subsidiary of Metropolitan.

          6) 100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

          7) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

          8) New England Securities Corporation owns 100% of the non-voting preferred stock of Hereford Insurance Agency of Ohio, Inc., an insurance agency. 100% of the voting common stock of this company is held by an officer who has agreed to vote such shares at the direction of New England Securities Corporation, an indirect wholly owned subsidiary of Metropolitan.

          9) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE
----
JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACTOWNERS.

     N/A

ITEM 28. INDEMNIFICATION

     UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

     Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $300 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and investment adviser) The New England Variable Annuity (depositor)
New England Variable Annuity Fund I (depositor)

     (b) See response to Item 25 above.

     (c)
                  (1)                                     (2)

     NAME OF PRINCIPAL UNDERWRITER           NET UNDERWRITING DISCOUNTS AND
  Metropolitan Life Insurance Company                 COMMISSIONS
                                                          N/A

                  (3)                                     (4)

     COMPENSATION ON REDEMPTION OR               BROKERAGE COMMISSIONS
              ANNUITIZATION
                  N/A                                      0

                  (5)

              COMPENSATION
                   0

------------------
* As regards this new contract, as of the date of this filing the Registrant has issued no contracts.

Item 30. Location of Account and Records.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

Item 31. Management Services.

     Not Applicable

Item 32. Undertakings.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions form certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Deferred Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Deferred Annuity.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and State of New York on this 20th day of December, 2000.

                              Metropolitan Life Separate Account E
                              (Registrant)

                              By: Metropolitan Life Insurance Company
                              (Depositor)

                                               /s/ Gary A. Beller
                              By: ______________________________________________
                                                (Gary A. Beller)
                                  Senior Executive Vice-President and General
                                                    Counsel

                              Metropolitan Life Insurance Company
                              (Depositor)

                                               /s/ Gary A. Beller
                              By: ______________________________________________
                                                (Gary A. Beller)
                                  Senior Executive Vice-President and General
                                                    Counsel

                                   SIGNATURES

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                 *                     Chairman, President, Chief
______________________________________  Executive Officer and
         Robert H. Benmosche            Director

                 *                     Vice Chairman, Chief
______________________________________  Investment Officer and
             Gerald Clark               Director

                 *                     Vice Chairman, Chief
______________________________________  Financial Officer
          Stewart G. Nagler             (Principal Financial
                                        Officer) and Director

                 *                     Senior Vice-President and
______________________________________  Controller
          Virginia M. Wilson

                 *                     Director
______________________________________
          Curtis H. Barnette

                 *                     Director
______________________________________
           Joan Ganz Cooney

                                       Director
______________________________________
           John C. Danforth

                 *                     Director
______________________________________
         Burton A. Dole, Jr.

                 *                     Director
______________________________________
          James R. Houghton

                 *                     Director
______________________________________
           Harry P. Karmen

                 *                     Director
______________________________________
           Helene L. Kaplan

 /s/ Christopher Nicholas, Esq.                                    December 20, 2000
*By: _________________________________
      Christopher Nicholas, Esq.
           Attorney-in-Fact

              Signature                          Title                   Date
              ---------                          -----                   ----

                 *                     Director
______________________________________
         Charles M. Leighton

                 *                     Director
______________________________________
           Allen E. Murray

                 *                     Director
______________________________________
         John J. Phelan, Jr.

                 *                     Director
______________________________________
            Hugh B. Price

                 *                     Director
______________________________________
        Ruth J. Simmons, Ph.D.

                 *                     Director
______________________________________
        William C. Steere, Jr.

 /s/ Christopher Nicholas, Esq.                                    December 20, 2000
*By: _________________________________
      Christopher Nicholas, Esq.
           Attorney-in-Fact